As filed with the Securities and Exchange Commission on November 22, 2006.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________

FORM SB-2
_________________________________

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Registration Number: 333-_____

INTERNATIONAL AMERICAN TECHNOLOGIES, INC.
(Exact Name Of Registrant As Specified In Its Charter)

Nevada	6770	88-0225318
(State of Incorporation)	(Primary Standard Industrial Code No.)	(I.R.S. Employer Identification No.)

Daniel Dror
601 Cien Street, Suite 235	601 Cien Street, Suite 235
Kemah, TX 77565-3077	Kemah, TX 77565-3077
(281) 334-9479	(281) 334-9479
(Address and telephone number of principal executive offices)	(Name, address and telephone number of agent for service)

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

Calculation of Registration Fee
Title of Securities To Be Registered	Amount Being Registered	Proposed Maximum Offering Price Per Share (1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee (1)
Common Stock underlying Series A Preferred Stock	9,999,996(2)	$0.40	$3,999,998	$368.00
Common Stock underlying Series B Preferred Stock (2)	9,999,996(2)	$0.40	$3,999,998	$368.00
Common Stock underlying Series A Warrants	8,333,333	$0.40	$3,333,333	$306.67
Common Stock underlying Series B Warrants	8,333,333	$0.40	$3,333,333	$306.67
Common Stock underlying Series C Warrants	8,333,333	$0.40	$3,333,333	$306.66
Total	44,999,999(3)			$1,656.00
(1) Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, using the average of the quoted price as reported on the NASD Bulletin Board on November  20, 2006, a date which was within five (5) days of the filing of this registration statement.
(2) This number represents 120% of the aggregate number of shares of Common Stock necessary to effect the conversion of all of the shares of Series A Preferred Stock and Series B Preferred Stock.
(3) An indeterminate number of additional shares of Common Stock shall be issuable pursuant to Rule 416 to prevent dilution resulting from stock splits, stock dividends or similar issuance and in such event the number of shares registered shall automatically be increased to cover the additional shares in accordance with Rule 416 under the Securities Act.

The Registrant amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted. You should rely only on the information contained in this prospectus.

PRELIMINARY PROSPECTUS SUBJECT TO COMPLETION, DATED NOVEMBER 22, 2006

        PROSPECTUS

International American Technologies, Inc.

44,999,999 Shares

Common Stock

This prospectus relates to the sale of shares of Common Stock, par value $0.0001, by the selling shareholder. See "Selling Shareholder" on page 13 of this prospectus. The shares of Common Stock covered by this prospectus include:

•	9,999,996 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock ("Series A Preferred Stock") issued to the institutional investor in the Registrant's August 2006 private financing; this number represents 120% of the aggregate number of shares of Common Stock necessary to convert the currently outstanding 833,333 shares of Series A Preferred Stock;
•	9,999,996 shares of Common Stock issuable upon conversion of the Series B Convertible Preferred Stock ("Series B Preferred Stock") issued to the institutional investor in the Registrant's September 2006 private financing; this number represents 120% of the aggregate number of shares of Common Stock necessary to convert the currently outstanding 833,333 shares of Series B Preferred Stock;
•	8,333,333 shares of Common Stock issuable upon exercise of the Series A Warrants;
•	8,333,333 shares of Common Stock issuable upon exercise of the Series B Warrants; and
•	8,333,333 shares of Common Stock issuable upon exercise of the Series C Warrants.

This offering is not being underwritten.

The prices at which the selling shareholder may sell the shares of Common Stock will be determined by the prevailing market price for the shares or in privately negotiated transactions. Information regarding the selling shareholders and the times and manner in which they may offer and sell the shares under this prospectus is provided under the "Selling Shareholder" and "Plan of Distribution" sections in this prospectus. International American Technologies, Inc. will not receive any of the proceeds from the sale of the shares under this prospectus.

Investing in our Common Stock involves substantial risks. See "Risk Factors" beginning on page 7 of this prospectus for a discussion of information that should be considered in connection with an investment in our Common Stock.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read the entire prospectus and any amendments or supplements carefully before you make your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectors is _____________, 2006

      INTERNATIONAL AMERICAN TECHNOLOGIES, INC.

You should only rely on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information.

CORPORATE INFORMATION Back to Table of Contents

International American Technologies, Inc. maintains its executive offices at 601 Cien Street, Suite 235, Kemah, TX 77566. Our telephone number is (281) 334-9479.

PROSPECTUS SUMMARY Back to Table of Contents

The following is a summary that highlights what we believe to be the most important information regarding International American Technologies, Inc. and the securities being offered herein. Because it is a summary, however, it may not contain all of the information that is important to you. To understand our business and this offering fully, you should read this entire prospectus and our financial statements and related notes carefully. Unless the context requires otherwise, the words "Company", "Registrant", "we", "us", "our" and similar terms refer to International American Technologies and its wholly-owned subsidiaries, Hammonds Technical Services, Inc., Hammonds Fuel Additives, Inc. and Hammonds Water Treatment Systems, Inc. (collectively, "Hammonds").

THE COMPANY

International American Technologies, Inc., a Nevada corporation, is publicly traded on the NASD Bulletin Board, an NASD-sponsored and operated inter-dealer automated quotation system for equity securities not included on The NASDAQ Stock Market, under the symbol "IMTG." The Company was incorporated on August 18, 1986. In connection with the stock purchase agreement between in between the Company and Hammonds, a privately-owned Texas corporation, effective on April 28, 2005, we changed our name from Unlimited Coatings Corporation to International American Technologies, Inc. Prior to the recent private financing transactions discussed under "Private Financing Transactions" below, we were an 81.0% owned subsidiary of American International Industries, Inc., our corporate parent, publicly traded on the NASD Bulletin Board under the symbol "AMIN." American International Industries, Inc. is sometimes hereinafter referred to as "Parent." In connection with the private financing transactions, Carl L. Hammonds, founder and CEO of Hammonds, converted his 49% minority interests in Hammonds into 16,000,000 restricted shares of our Common Stock. As a result, each Hammonds entity is a wholly-owned subsidiary of the Company and the Company became a 44.9% owned subsidiary of our Parent.

Description of Hammonds Acquisition Transaction

On February 28, 2005, we entered into a stock purchase agreement to acquire 51% of the capital stock of Hammonds Technical Services, Inc., a privately-owned Texas corporation in consideration for providing, either directly or by our Parent: (i) up to $1,000,000 in cash to Hammonds for working capital; (ii) a secured revolving long-term line of credit in the amount of $2,000,000; and (iii) our Parent issuing 145,000 restricted shares of Parent's common stock to us in consideration for a $1,450,000 promissory note payable to the Parent. The Parent's restricted shares were exchanged for two minority equity interests in Hammonds owned by third parties, which minority interest were canceled. Pursuant to the stock purchase agreement, which closed on April 28, 2005, Hammonds became a 51% owned subsidiary of the Company.

Private Financing Transactions

On August 8, 2006, we entered into a Series A Convertible Preferred Stock purchase agreement with Vision Opportunity Master Fund, Ltd. ("VOMF"), pursuant to which we agreed to sell up to 833,333 shares of Series A Preferred Stock ("Series A Preferred Stock"), paying a dividend of 8% per annum until conversion, at a price of $1.80 per share to VOMF. In the initial August 8, 2006 financing transaction, we sold 555,555 shares of Series A Preferred Stock for $1,000,000. On August 23, 2006, we sold an additional 277,778 shares of Series A Preferred Stock for $500,000. As part of the VOMF purchase of 555,555 shares of Series A Preferred Stock on August 8, 2006 and 277,778 shares of Series A Preferred Stock on August 23, 2006 (the "August 2006 Private Financing Transactions"), we issued VOMF: (i) Series A Warrants to purchase an additional 8,333,333 shares at $.18 per share, or $1,500,000, expiring with respect to 5,555,555 shares on August 8, 2011, and expiring with respect to 2,777,778 shares on August 23, 2011; and (ii) Series B Warrants to purchase an additional 8,333,333 shares at $.18 per share, or $1,500,000, which warrants expire with respect to 5,555,555 shares on August 8, 2007 and with respect to 2,777,778 shares on August 23, 2007.

On September 30, 2006, we entered into a Series B Convertible Preferred Stock purchase agreement with VOMF pursuant to which we sold to VOMF 833,333 shares of Series B  Preferred Stock ("Series B Preferred Stock"), paying a dividend of 4% per annum until conversion, at a price of $1.80 per share, or $1,500,000. As part of this transaction (the "September 2006 Private Financing Transaction"), we issued VOMF: (i) Series C Warrants to purchase an additional 8,333,333 shares of our Common Stock at $.50 per share, or  $4,166,666, expiring on September 29, 2011; and (ii) we agreed to extend the expiration dates on the Series B Warrants issued in the August 2006 Private Financing Transactions  from August 2007 to August 2008.

Each share of Series A and Series B Preferred Stock is convertible at holder's option into ten (10) shares of our Common Stock.

In connection with the August and September 2006 Private Financing Transactions, we paid $150,000 to a placement agent. In addition, our management and Parent have agreed not to sell any of Common Stock they own or may acquire until this registration statement has been effective for six months.

For further information regarding the Series A Preferred Stock, Series B Preferred Stock and the Series A, B and C Warrants see the discussion under "Description of Securities - Series A Preferred Stock; Series B Preferred Stock and Series A, B and C Warrants" below.

In connection with the Series A and Series B stock purchase agreements, we agreed to file this registration statement with the Securities and Exchange Commission to register for resale all shares of Common Stock issuable upon the conversion of our Series A and Series B Preferred Stock and upon the exercise of the Series A, B and C Warrants. We are required to file this registration statement on or before November 30, 2006. If the registration statement is not declared effective by March 28, 2007, we will be required to pay liquidated damages equal to 2.0% of the amount invested for each calendar month or portion thereof thereafter such date until this registration statement is declared effective. Pursuant to the August and September 2006 Private Financing Transactions, in no event shall the amount of liquidated damages payable at any time and from time to time exceed an aggregate of 24% of the amount of the investment in the Series A and Series B Preferred Stock. We are required to keep this registration statement continuously effective under the Securities Act until such date as is the earlier of the date when all of the securities covered by this registration statement have been sold or the date on which such securities may be sold without any restriction pursuant to Rule 144.

Hammonds Business

In 2006, Hammonds Technical Services was separated into three separate entities that are 100% owned by the Company: (i) Hammonds Technical Services, which is the manufacturing operation for Hammonds product lines, including its omni directional vehicles or ODVs, injectors and water purification systems; (ii) Hammonds Fuel Additives, which supplies all of the fuel additives; and (iii) Hammonds Water Treatment Systems, which provides the chemical tablets for Hammonds' water purification systems.

Hammonds Technical Services manufactures engineered products and chemicals that serve multiple segments of the fuels distribution, water treatment and utility vehicle industries. Hammonds Technical Services' products are marketed by a worldwide network of distributors, manufacturers representatives and original equipment manufacturers. Hammonds Technical Services designs and manufactures fluid handling equipment. Hammonds fluid powered additive systems permit the use of a single battlefield fuel by supplying both distribution and tactical additive injectors to all branches of the United States military. Hammonds intends to continue to provide additive injection systems to the military through sole source equipment long-term contracts. Hammonds manufactures truck mounted injectors with custom blending at the end of the hose for jet fuel and other products such as diesel, LPGN (propane), home heating oil, and bio-diesel. In January 2005, Hammonds began a long-term project to install dye injection systems in over eight hundred Canadian and U.S. stationary and truck mounted diesel delivery injectors and is continuing this project in 2006.

In March 2005, Hammonds started production of an entirely new type of industrial utility vehicle called omni directional vehicle or ODV. Hammonds believes that ODV utility vehicle will establish a new standard for industrial utility vehicles based on vehicle safety and performance. Hammonds believes that the patented new design can be utilized in connection with forklifts, freight terminal tractors, security vehicles, industrial highway mowers and a full range of aviation ground handling vehicles. Hammonds has produced several prototypes of its new ODV product line at its plant in Houston, TX.. Hammonds has entered into license agreements with manufacturers to produce a range of ODVs based on Hammonds' patented technology. In addition, Hammonds has received initial stocking orders for ODVs from distributors which orders provide for six ODVs and a delivery schedule of a minimum of two additional ODVs per month for the next twelve months. The total revenues of the initial stocking orders and the scheduled delivery orders are estimated at $2,500,000.

Hammonds Fuel Additives: Hammonds Fuel Additives produces and markets motor and aviation fuel additives, with Biobor® JF as its primary product. Hammonds Fuel Additives serves the aviation, stand-by power and marine fuel markets. Biobor® JF is one of only two biocides approved for use in aviation fuels, but it has also been tested and approved as a preservative for manufactured wood products such as engineered trusses, windows and sheet building materials. The expanding use of these manufactured wood products should provide a new expanded market for Biobor® JF since products such as arsenic have been removed from the list of approved wood preservatives.

Hammonds Water Treatment Systems: Hammonds' proprietary solid disinfection technology provides a major alternative to gaseous chlorine used in every phase of water treatment. Hammonds believes that the areas of drinking water, food processing and industrial waste treatment present a significant growth potential for Hammonds' water treatment technology. Hammonds distributed 1.2 million pounds of calcium hypochlorite for municipal disinfection through its distribution network in 2005 and believes that it will distribute 2.5 million pounds in 2006. Hammonds' Water Treatment Systems, its water treatment operation was established after the 2005 fiscal year end to identify its contribution to the Company. Hammonds Water Treatment Systems generates revenues and incurs costs from a third party that supplies Hammonds purification chemicals. Hammonds projects that revenue from Hammonds Water Treatment Systems will exceed $2,000,000 during the next twelve months.

RISK FACTORS Back to Table of Contents

You should carefully consider the risks described below before making an investment in our Common Stock. All of these risks may impair our business operations. If any of the following risks actually occurs our business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of our Common Stock could decline, and you may lose all or part of your investment

RISK FACTORS RELATED TO OUR BUSINESS

Dependence upon affiliate for funding
We completed the acquisition of 51% of Hammonds on April 28, 2005. In order to successfully grow Hammonds business and its plan to increase market share for Hammonds' products and services, we have been dependent upon the funding from our Parent, American International Industries, Inc. (OTCBB:AMIN), which loan at September 30, 2006 was $2,395,699, and our Parent's ability to secure and maintain our existing $2,500,000 revolving credit line from a financial institution. At the end of 2005, we estimated that Hammonds needed approximately $1,500,000 to $3,000,000 in additional financing in order to complete development of Hammonds' ODV line and expand Hammonds products and services in water treatment technology systems, fuel handling equipment systems, additives for general fuels and commercial aviation fuels. In connection with the Company's August and September 2006 Private Financing Transactions involving the sale of its Series A and Series B Preferred Stock, the Company received net proceeds of approximately $2,728,000.

If additional debt and/or equity financing is required, we believe that such financing will be available from our Parent and private investors at terms and conditions acceptable to the Company. In addition, as part of the August and September 2006 financing transactions, we issued the institutional investor 24,999,999 warrants, which, if exercised in their entirety would generate an additional $7,166,666 in gross proceeds before fees and expense. However, there can be no assurance that all or a significant portion of the warrants will be exercised or that unforeseen events, such as the length of time necessary to generate market acceptance of the ODVs,  any unexpected material increased development costs, and the general economy in the markets where Hammonds operates, may result in an inability to secure necessary additional financing at satisfactory terms and conditions, if at all.

We may experience adverse impacts on our results of operations as a result of adopting new accounting standards or interpretations
Our implementation of and compliance with changes in accounting rules, including new accounting rules and interpretations, could adversely affect our operating results or cause unanticipated fluctuations in our operating results in future periods. For example, we are required by the Sarbanes-Oxley Act of 2002 to file annual reports and quarterly reports disclosing the effectiveness of our internal controls and procedures. Although we believe our internal controls are operating effectively, and we have committed internal resources to ensure compliance, we cannot guarantee that we will not have any material weaknesses as reported by our auditors and such determination could materially adversely affect our business or significantly increase our costs in order to establish effective controls and procedures.

Competition
While we believe that we are competitive and have an established presence in our water treatment technology systems, fuel handling equipment systems, additives for general fuels and commercial aviation fuels business sectors, we may face significant competition in our efforts to market and sell our new ODV line. Further we could face competition from our customers, if they determine to produce and use the products we presently sell in our water treatment technology systems, fuel handling equipment systems, additives for general fuels and commercial aviation fuels business sectors. Many of our customers are well-established and possess far greater financial, technical, human and other resources than does the Registrant.

We will compete against many companies in fragmented, highly competitive markets and we have fewer resources than some of those companies. Our business sectors compete principally on the basis of the following factors: product quality and specifications (water treatment technology and fuel additives); customized design and technical qualifications (fuel handling equipment and industrial utility vehicles); and reputation, technical expertise and reliable service (fuel additives and fuel handling equipment). Competitive pressures, including those described above, and other factors could cause us additional difficulties in acquiring and maintaining market share or could result in decreases in prices, either of which could have a material adverse effect on our financial position and results of operations. From time to time, the intensity of competition results in price discounting in a particular industry or region. Such price discounting puts pressure on margins and can negatively impact our ability to generate an operating profit.

Development efforts for our new ODV product line are dependent upon factors outside of our control, and upon successful completion of development and market acceptance
We have devoted significant financial and other resources to the development of our new line of ODVs. We are dependent upon the ability of the third-party manufacturers and subcontractors of the ODV components to complete components used in our ODV line. Our plan is to develop enhanced production capability at our Houston, TX production and manufacturing facility in order to have assembly-line manufacturing capable of successfully  manufacturing a complete line of ODVs with specialized features to enable us to be able to commercially exploit our ODV development. Hammonds believes that the patented new design can be utilized in connection with forklifts, freight terminal tractors, security vehicles, industrial highway mowers and a full range of aviation ground-handling vehicles. Hammonds has produced several prototypes of its ODV products at our plant in Houston, TX and has entered into license agreements with several major manufacturers to produce a range of vehicles based on its ODV patented technology. While Hammonds has been successful in establishing a nationwide network of distributors and has generated initial stocking orders for ODVs with scheduled delivery orders for 2 ODVs per month for the next 12 months with revenues estimated at $2,500,000, there can be no assurance that Hammonds will be able to successfully manufacture and sell a sufficient number of ODV units to generate significant revenues and profits.

In each of the target markets for Hammonds' ODV we will face competition from older and more established companies and will be dependent on gaining market approval for our new ODV technology. We must compete for the present market for traditional forklifts, freight terminal tractors, security vehicles, industrial highway mowers and a full range of aviation ground handling vehicles and gain market acceptance for our uniquely designed ODV. If we are successful in generating demand for our line of ODVs, we will be dependent upon third party manufacturers to produce on a timely basis necessary ODV components with the quality and quantity that will be required.

We rely heavily on commodities in the manufacturing of our equipment and price fluctuations can have a material and adverse affect on the cost structure of our business
We are exposed to fluctuations in market prices for various commodities in the production of our fuel additive and water treatment products. The rising price of steel, aluminum and other components also can have an impact on the cost of production of our ODVs. At this time, we are unable to predict the potential impact of future increases in commodity costs on the cost of our products, or our ability, if any, to increase the selling price of our products to cover such costs. We have not established arrangements to hedge commodity prices and, where possible, to limit near-term exposure to fluctuations in raw material prices. As a result, the cost to manufacture our products may rise at a time when we are unable to increase the selling price of such products.

Our business is subject to environmental regulations; failure to comply could result in substantial penalties
We are regulated by various national and local environmental laws governing our use of substances and control of emissions in all our operations. Compliance with these laws could have a material impact on our capital expenditures, earnings, or competitive position. Our failure or inability to comply with the applicable laws and regulations could result in monetary or other penalties, resulting in unanticipated expenditures or restrictions on our ability to operate.

We are dependent on third-party distributors for our ODV sales, which could reduce our ability to gain marketplace acceptance
We have begun efforts to build the Hammonds ODV brand through direct sales and through distribution networks and major supply agreements with other companies. Several distributors have elected to carry initial stocking inventories of our ODV and some have scheduled for delivery ODVs on a monthly basis. We are dependent upon our distributors' success in generating customer orders for the stocking inventory they have purchased, in continued scheduled orders for future shipment, as we as increasing development of our third party distribution network. In addition, distributors may elect to make special ODV orders with specific components and features based upon their various customers' requirements.  This could result in continued adjustment to inventories based on their assessments of future needs. Such adjustments can impact our results either positively or negatively.

A disruption or termination of our relationships with certain suppliers could have a material adverse effect on our operations
Certain of the components included in our products, including our fuel handling equipment, our fluid injector systems and our new ODV equipment, are obtained from a limited number of suppliers. Disruption or termination of supplier relationships could have a material adverse effect on our operations. We believe that alternative sources could be obtained, if necessary, but the inability in a timely manner to obtain sufficient quantities of necessary components or the need to develop alternative sources, if and as required in the future, could result in delays or reductions in product shipments which in turn could have an adverse effect on our operating results and customer relationships.

Actual results could differ from the estimates and assumptions that we use to prepare our financial statements
To prepare financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions, as of the date of the financial statements, which affect the reported values of assets, liabilities, revenues and expenses and disclosures of contingent assets and liabilities. Areas requiring significant estimates by our management include:

- contract costs and profits and revenue recognition;
- provisions for uncollectible receivables and recoveries of costs from subcontractors, vendors and others;
- provisions for income taxes and related valuation allowances;
- recoverability of other intangibles and related estimated lives;
- accruals for estimated liabilities;
- timing of the introduction of new products and services and market acceptance of the same

We are subject to the risks associated with being a government contractor
We are a provider of products and services to governmental agencies, including municipal water agencies, waste treatment, and our fuel additive and injector services for the U.S. military. We are therefore exposed to risks associated with government contracting, including reductions in government spending, canceled or delayed appropriations specific to our contracts or projects, heightened competition and modified or terminated contracts. Legislatures typically appropriate funds for a given program on a year-by-year basis, even though contract performance may take more than one year and are not always guaranteed. As a result, at the beginning of a contract or project, the related contract or project may be only partially funded, and additional funding is normally committed only as appropriations are made in each subsequent year. These appropriations, and the timing of payment of appropriated amounts, may be influenced by, among other things, the state of the economy, competing priorities, curtailments in the use of government contracting firms, budget constraints, the timing and amount of tax receipts and the overall level of government expenditures.

Our dependence on major customers could adversely affect us
Hammonds has been dependent upon its ability to market its products and services to major industrial and governmental agencies such as Arch Chemical, CSX Railroad, Exxon/Mobil, BP Aviation, Chevron/Texaco, Tomco, KopCoat, U.S. Army, U.S. Air Force, Defense Energy Supply and Lockheed Martin. If any of these major industrial or governmental agencies terminated its relationship with Hammonds, whether as the result of technological advances by competitors, or otherwise, the business operations and financial condition of the Registrant could be adversely effected.

Our failure to attract and retain qualified personnel, including our key officer, could have an adverse effect on us
Our ability to attract and retain qualified engineers, and other professional personnel in accordance with our needs is an important factor in determining our future success. The market for these professionals is competitive, and there can be no assurance that we will be successful in our efforts to attract and retain needed professionals. In addition, our ability to be successful depends in part on our ability to attract and retain skilled laborers in our manufacturing and service business. Demand for these workers can be high at times and the supply can be extremely limited at times. Our success is also highly dependent upon the continued services of Hammonds CEO, Carl L. Hammonds and the loss of Mr. Hammonds could materially adversely effect us, notwithstanding the fact that we have key man insurance on the life of Mr. Hammonds.

Risks inherent in establishing a new market
There can be no assurance that we will be successful in marketing our ODV, which is a new technology aimed at a highly competitive industry for industrial utility vehicles.   The market for new products can be very difficult to establish. There are competitors with long-established products, accepted technology and superior financial resources for marketing such products. If the market for our ODV product line takes longer to develop than anticipated, this would have an adverse affect on revenues and potential profitability. While we believe the ODV represents an important innovation in industrial utility vehicles, we cannot ensure our targeted customers will purchase a significant number of ODV units or that we will be able to establish a nationwide and international network of distributors. If the market develops more slowly than anticipated we may require additional financing in addition to the  $2,728,000 net proceeds received from the August and September 2006 Private Financing Transactions.

We may need additional capital to fund our negative cash flow from operations through debt or equity
Based upon our present available cash of $2,115,543, loans from our Parent of $2,395,699 and our revolving credit line of $2,500,000 from a financial institution, if we find that the markets for our ODV and other products develop more slowly than we anticipate, we may require additional funding through debt and/or equity financing in addition to the $2,728,000 net proceeds from the August and September 2006 Private Financing Transactions in order to fund our increasing costs of operations and the costs of completing development of the ODV line. We believe that beginning in 2007 we will generate positive cash flow from operations and expect to also fund our operations during 2007 with the anticipated positive cash flow from operations, as well as funding provided by or arranged for us by our Parent and the private financing that we received from VOMF. There can be no assurance that VOMF will exercise all or a significant number of the Series A, B or C Warrants. If unexpected expenses or increases in costs arise, there can be no assurance that we will be able to raise additional capital in a timely manner as and if needed. As additional funds are required it may be expected that we sell additional securities or seek increased credit lines or new debt financing, but there can be no assurance that such financing will be at terms satisfactory to us.

Potential risks associated with rapid technological changes
Rapid technological changes could adversely affect our business. The market for our products and technology in particular is characterized by rapid changes. Evolving industry standards and changing customer needs gives rise to a very competitive marketplace for new technology. If we are unable to meet or stay ahead of new technologies being developed and to changes in industry standards, our business could be adversely affected.

Changes in technology, competitively imposed process standards and regulatory requirements influence the demand for many of our products and services. To grow and remain competitive, we need to anticipate changes in technological and regulatory standards. We need to continue to introduce new and enhanced products on a timely basis. We may not achieve these goals and some of our products may become obsolete. New products often face lack of market acceptance, development delays or operational failure. Stricter governmental regulations also may affect acceptance of new products. Our various patents may not provide substantial protection from competition or be of commercial benefit to us. We may not be able to enforce our rights under trademarks or patents against third parties. Some international jurisdictions may not protect these kinds of rights to the same extent that they are protected under U.S. law. If a third party successfully challenges our trademarks or patents, it may affect our competitive and financial position.

Environmental factors and changes in laws and regulations could increase our costs and liabilities and affect the demand for our products and services.
In addition to the environmental risks described above relating to our water treatment business and other operations, we are subject to environmental laws and regulations, including those concerning:
- emissions into the air;
- discharges into waterways;
- soil and water pollution;
- occupational health and safety.

Environmental laws and regulations generally impose limitations and standards for regulated materials and require us to obtain a permit and comply with various other requirements
The improper characterization, handling, or disposal of regulated materials or any other failure to comply with federal, state and local environmental laws and regulations or associated environmental permits may result in the assessment of administrative, civil, and criminal penalties, the imposition of investigatory or remedial obligations, or the issuance of injunctions that could restrict or prevent our ability to perform.

The environmental health and safety laws and regulations to which we are subject are constantly changing, and it is impossible to predict the effect of any future changes to these laws and regulations on us. We do not yet know the full extent, if any, of environmental liabilities associated with many of our contracts or projects. We cannot assure that our operations will continue to comply with future laws and regulations will not significantly adversely affect us.

The level of enforcement of these laws and regulations also affects the demand for many of our services. Proposed changes in regulations and the perception that enforcement of current environmental laws has been reduced has decreased the demand for some services, as customers have anticipated and adjusted to the potential changes. Future changes could result in increased or decreased demand for some of our services. The ultimate impact of the proposed changes will depend upon a number of factors, including the overall strength of the economy and customers' views on the cost-effectiveness of remedies available under the changed regulations. If proposed or enacted changes materially reduce demand for our environmental services, our results of operations could be adversely affected.

Dependent upon our ability to manage our growth.
Hammonds anticipates continued rapid growth in the future, based upon sales growth achieved in 2006 and new orders for delivery through 2007, especially if our marketing efforts for our ODV line of products is successful. In such event we will require effective management, more manufacturing and design personnel and increased financial and other resources. This growth, if achieved, could place significant strains on our financial, managerial and other resources. Failure to effectively manage growth could have a materially adverse effect on our business and results of operations.

Limited patent and proprietary information protection
Hammonds believes that its patents for its various products and systems, including the new ODV, and the proprietary processes used in production of its products and equipment systems, does not infringe on the patents and proprietary rights of others. In the event that Hammonds' products infringe the patent or proprietary rights of others, we may be required to modify our process or obtain a license. There can be no assurance that we would be able to do so in a timely manner, upon acceptable terms and conditions or at all. The failure to do so would have a material adverse effect on the Company's business. In addition, there can be no assurance that the Company will have the financial or other resources necessary to prosecute or defend a patent infringement or proprietary rights action. Moreover, if any of the Company's products infringe patents or proprietary rights of others, the Company could, under certain circumstances, become liable for damages, which could have a material adverse effect on the Company. Hammonds relies on its own patents and proprietary know-how and confidential information and employs various methods to protect the processes, concepts, ideas and documentation associated with its proprietary rights. However, such patents and methods may not afford complete protection and there can be no assurance that others will not independently develop such processes, concepts, ideas and documentation or otherwise challenge the Company's patents. Although the Company requires all of its employees to sign non-disclosure, non-competition and inventions agreements, there can be no assurance that such agreements will be enforceable or will provide meaningful protection to the Company. There can be no assurance that the Company will be able to adequately protect its patents and trade secrets or that other companies will not acquire information that the Company considers proprietary. Moreover, there can be no assurance that other companies will not independently develop know-how comparable to or superior to that of the Company.

RISK FACTORS RELATED TO MARKET OF OUR COMMON STOCK AND THE OFFERING

Market prices of our equity securities can fluctuate significantly
The market price of our shares of Common Stock may change significantly in response to various factors and events beyond our control, including the following:
- the risk factors described in registration statement of Form SB-2, of which this prospectus is a part;
- changing demand for our products and services;
- our results from operations;
- general conditions in markets we operate in;
- general conditions in the securities markets;
- issuance of a significant number of shares, whether pursuant to this offering on behalf of the selling shareholder, for compensation under employee stock options, conversion of debt, acquisitions, additional financing or otherwise.

There is only a limited trading market for our common stock
Our Common Stock is subject to quotation on the NASD Bulletin Board. There has only been limited trading activity in our Common Stock. There can be no assurance that a more active trading market will commence in our securities as a result of the increasing operations of Hammonds. Further, in the event that an active trading market commences, there can be no assurance as to the level of any market price of our shares of Common Stock, whether any trading market will provide liquidity to investors, or whether any trading market will be sustained.

The outstanding warrants may adversely affect us in the future and cause dilution to existing shareholders

There are currently 24,999,999 Series A, B and C Warrants outstanding, all of which are owned by VOMF, the selling shareholder. The Series A and Series C Warrants expire in 2011 and the Series B Warrants expire in 2008. The exercise price of the Series A and B Warrants is $0.18 per share and the exercise price of the Series C Warrants is $.50 per share, subject to adjustment in certain circumstances. Exercise of the Warrants will cause dilution in the interests of other shareholders as a result of the additional shares of Common Stock that would be issued upon such exercise. In addition, sales of the shares of our Common Stock issuable upon exercise of the Warrants could have a depressive effect on the price of our Common Stock, particularly if there is not a coinciding increase in demand by purchasers of our Common Stock. Further, the terms on which we may obtain additional financing during the period any of the Warrants remain outstanding may be adversely affected by the existence of these Warrants as well.

State blue sky registration; potential limitations on resale of our securities
The class of Common Stock registered under the Exchange Act, other than the shares of Common Stock registered for the benefit of the selling shareholder, have not been registered for resale under the Act or the "blue sky" laws of any state. Other than the selling shareholder, the holders of such shares and persons who desire to purchase them in any trading market that may exist in the future, should be aware that there may be significant state blue-sky law restrictions upon the ability of investors to resell our securities. Accordingly, investors should consider the possibility that the secondary market for the Company's securities may be a limited one.

It is the intention of the management to seek coverage and publication of information regarding the Company in an accepted publication which permits a manual exemption. This manual exemption permits a security to be distributed in a particular state without being registered if the Company issuing the security has a listing for that security in a securities manual recognized by the state. However, it is not enough for the security to be listed in a recognized manual. The listing entry must contain (i) the names of issuers, officers, and directors, (ii) an issuer's balance sheet, and (iii) a profit and loss statement for either the fiscal year preceding the balance sheet or for the most recent fiscal year of operations. Furthermore, the manual exemption is a nonissuer exemption restricted to secondary trading transactions, making it unavailable for issuers selling newly issued securities.

Most of the accepted manuals are those published in Standard and Poor's, Moody's Investor Service, Fitch's Investment Service, and Best's Insurance Reports, and many states expressly recognize these manuals. A smaller number of states declare that they "recognize securities manuals" but do not specify the recognized manuals. The following states do not have any provisions and therefore do not expressly recognize the manual exemption: Alabama, Georgia, Illinois, Kentucky, Louisiana, Montana, South Dakota, Tennessee, Vermont and Wisconsin.

Dividends unlikely on our common stock
We do not expect to pay cash dividends on our Common Stock for the foreseeable future. Further, the August and September 2006 Private Financing Transactions provide that no cash dividends may be paid on our Common Stock unless and until all accrued dividends on the Series A and Series B Preferred Stock have been paid. The payment of dividends, if any, will be contingent upon our future revenues and earnings, capital requirements and general financial condition. The payment of any cash dividends will be within the discretion of our board of directors. It is our intention to retain all earnings for use in the business operations of Hammonds and, accordingly, we do not anticipate that we will declare any dividends on our Common Stock in the foreseeable future.

Possible issuance of additional securities
Our Articles of Incorporation authorize the issuance of 195,000,000 shares of Common Stock, par value $0.0001 and 5,000,000 shares of preferred stock, par value $0.0001. At September 30, 2006, we had 36,135,000 shares of Common Stock issued and 1,666,666 shares of Preferred Stock issued. In connection with the August 2006 Private Financing Transactions with VOMF, Carl L. Hammonds, the owner of the 49% minority interest in Hammonds, converted his minority interest into 16,000,000 restricted shares of our Common Stock. In August 2006 we sold to VOMF 833,333 shares of Series A Preferred Stock, convertible into 8,333,333 shares of Common Stock and in September 2006 we isold to VOMF 833,333 shares of Series B Preferred Stock, convertible into 8,333,333 shares of Common Stock.  In addition, in the August 2006 Private Financing Transactions we issued to VOMF Series A and B Warrants each exercisable to purchase 8,333,333 shares of Common Stock. In the September 2006 Private Financing Transaction we issued to VOMF Series C Warrants exercisable to purchase 8,333,333 shares of Common Stock. If the Series A Preferred Stock and Series B Preferred Stock are converted into shares of Common Stock and all of the Series A, B and C Warrants are exercised in their entirety, we would be required to issue an additional 41,666,665 shares of Common Stock, all of which are being registered under this prospectus.

In addition, we may issue additional shares of Common Stock in connection with any future acquisitions of operating businesses or assets, to raise additional funding or under employee incentive or option plans. To the extent that additional shares of Common Stock are issued, our shareholders would experience dilution of their respective ownership interests in the Company. The issuance of additional shares of Common Stock may adversely affect the market price of our Common Stock and could impair our ability to raise capital through the sale of our equity securities.

Compliance with penny stock rules
Our securities will initially be considered a "penny stock" as defined in the Exchange Act and the rules thereunder, since the price of our shares of Common Stock is less than $5. Unless our Common Stock is otherwise excluded from the definition of "penny stock," the penny stock rules apply with respect to that particular security. The penny stock rules require a broker-dealer prior to a transaction in penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its sales person in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that the broker-dealer, not otherwise exempt from such rules, must make a special written determination that the penny stock is suitable for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure rules have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. So long as the Common Stock is subject to the penny stock rules, it may become more difficult to sell such securities. Such requirements, if applicable, could additionally limit the level of trading activity for our Common Stock and could make it more difficult for investors to sell our Common Stock.

Shares eligible for future sale
As of September 30, 2006, we had 36,135,000 shares of Common Stock issued and outstanding, 32,446,280 shares are "restricted" as that term is defined under the Securities Act, and in the future may be sold in compliance with Rule 144 under the Securities Act. Rule 144 generally provides that a person holding restricted securities for a period of one year may sell every three months in brokerage transactions and/or market-maker transactions an amount equal to the greater of one (1%) percent of (a) the Company's issued and outstanding Common Stock or (b) the average weekly trading volume of the Common Stock during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has not been an affiliate of the Company during the three months preceding the sale and who has satisfied a two-year holding period. However, all of the current shareholders of the Company owning 5% or more of the issued and outstanding Common Stock are subject to Rule 144 limitations on selling.

Any investment in our shares of Common Stock involves a high degree of risk. You should carefully consider the following information about these risks, together with the other information contained in this prospectus before you decide to invest in our Common Stock. Each of the following risks may materially and adversely affect our business objective, plan of operation and financial condition. These risks may cause the market price of our Common Stock to decline, which may cause you to lose all or a part of the money you invested in our Common Stock. We provide the following cautionary discussion of risks, uncertainties and possible inaccurate assumptions relevant to our business plan.

In addition to other information included in this registration statement, the following factors should be considered in evaluating the Company's business and future prospects.

USE OF PROCEEDS Back to Table of Contents

This prospectus relates to shares of our Common Stock that may be offered and sold from time to time by VOMF, the selling shareholder. We will not receive any proceeds from the sale of shares of Common Stock by the selling shareholder in this offering.

We are registering these shares because of registration rights granted to the selling shareholder in our recent private equity financing transactions. We will not receive any proceeds upon the conversion of the Series A or Series B Preferred Stock into shares of our Common Stock. However, we received net proceeds of approximately $2,728,000 from the sale sale of the Series A and Series B Preferred Stock and we could receive up to $3,000,000, before fees and expenses, from the exercise of the Series A and B Warrants, when and if exercised, and up to $4,166,666, before fees and expenses, from the exercise of the Series C Warrants, when and if exercised. The net proceeds from the sale of the Series A and B Preferred Stock and any proceeds received form the exercise of the Series A, B and C Warrants have been and/or will be used for working capital as set forth in the table below.

Use of Funds	Net Proceeds Received from Sale of Preferred Stock	Net Proceeds to be Received from Exercise of the Warrants
Working Capital	$2,728,000	$6,800,000
Total	$2,728,000	$6,800,000

SELLING SHAREHOLDER Back to Table of Contents

The following table sets forth the rights of VOMF, the selling shareholder, to acquire shares of our Common Stock pursuant to the Series A and Series B Preferred Stock purchase agreements and other information relating to the selling shareholder as of November 15, 2006. The selling shareholder acquired 833,333 shares of our Series A Preferred Stock and 833,333 shares of our Series B Preferred Stock in connection with our August 2006 and September 2006 Private Financing Transactions. Each share of Series A Preferred Stock and Series B Preferred Stock is convertible into ten (10) shares of Common Stock. In addition and as part of the August 2006 Private Financing Transactions, the selling shareholder was issued 8,333,333 Series A Warrants and 8,333,333 Series B Warrants, expiring five years and two years, respectively, from the August 2006 dates of issuance. In addition and as part of the September 2006 Private Financing Transaction, the selling shareholder was issued 8,333,333 Series C Warrants, expiring five year from the date of issuance.

	Shares of Preferred Stock	Shares Offered
	Beneficially Owned	Pursuant to	Shares Beneficially Owned After the Offering (4)
Name	Prior to the Offering (1)	this Prospectus (2)(3)	Number	Percent
VOMF, Ltd.	1,666,666	41,666,665	0	0.00%
Total	1,666,666	41,666,665	0	0.00%
(1) Represents 833,333 shares of our Series A Preferred Stock and 833,333 shares of our Series B Preferred Stock, each share convertible into ten (10) shares of Common Stock.
(2) Total number of shares of Common Stock issuable upon conversion of the Series A and Series B Preferred Stock and shares of Common Stock underlying the Series A, B and C Warrants.
(3) The number of shares offered by this prospectus will vary from time to time based upon the number of shares of Series A and Series B Preferred Stock the selling shareholder elects to convert and the number of warrants that are exercised.
(4) Assumes that all shares of Common Stock underlying the Series A and Series B Preferred Stock and the Series A, B and C Warrants that are being registered hereunder will be sold.

PLAN OF DISTRIBUTION Back to Table of Contents

We are registering the shares of Common Stock on behalf of Vision Opportunity Master Fund, Ltd., the selling shareholder. The selling shareholder and any pledgees, donees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of Common Stock being offered under this prospectus on any stock exchange, market or trading facility on which shares of our Common Stock are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling shareholder may use any one or more of the following methods when disposing of shares:

• ordinary brokerage transactions and transactions in which the broker-dealer solicits the purchaser;
• block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
• purchases by a broker-dealer as principal and resales by the broker-dealer for its account;
• an exchange distribution in accordance with the rules of the applicable exchange;
• privately-negotiated transactions;
•  to cover short sales made after the date that the registration statement of which this prospectus is a part is declared effective by the Commission;
• broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;
• through the writing of options on the shares;
• a combination of any such methods of sale; and
• any other method permitted pursuant to applicable law.

The shares may also be sold under Rule 144 under the Securities Act of 1933, as amended, if available, rather than under this prospectus. The selling shareholder has the sole and absolute discretion not to accept any purchase offer or make any sale of shares if they deem the purchase price to be unsatisfactory at any particular time.

The selling shareholder may pledge its shares to brokers under the margin provisions of customer agreements. If a selling shareholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares.

Broker-dealers engaged by the selling shareholder may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling security holders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, which commissions as to a particular broker or dealer may be in excess of customary commissions to the extent permitted by applicable law.

If sales of shares offered under this prospectus are made to broker-dealers as principals, we would be required to file a post-effective amendment to the registration statement of which this prospectus is a part. In the post-effective amendment, we would be required to disclose the names of any participating broker-dealers and the compensation arrangements relating to such sales.

The selling shareholder and any broker-dealers or agents that are involved in selling the shares offered under this prospectus may be deemed to be "underwriters" within the meaning of the Securities Act in connection with these sales. Commissions received by these broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Any broker-dealers or agents that are deemed to be underwriters may not sell shares offered under this prospectus unless and until we set forth the names of the underwriters and the material details of their underwriting arrangements in a supplement to this prospectus or, if required, in a replacement prospectus included in a post-effective amendment to the registration statement of which this prospectus is a part.

The selling shareholder and any other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations under the Exchange Act, including, without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of purchases and sales of any of the shares by, the selling shareholder or any other such person. In the event that any of the selling shareholder are deemed an affiliated purchaser or distribution participant within the meaning of Regulation M, then the selling shareholders will not be permitted to engage in short sales of Common Stock. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. In addition, if a short sale is deemed to be a stabilizing activity, then the selling shareholder will not be permitted to engage in a short sale of our Common Stock. All of these limitations may affect the marketability of the shares.

If any of the shares of Common Stock offered for sale pursuant to this prospectus are transferred other than pursuant to a sale under this prospectus, then subsequent holders could not use this prospectus until a post-effective amendment or prospectus supplement is filed, naming such holders. We offer no assurance as to whether the selling shareholder will sell all or any portion of the shares offered under this prospectus.

We have agreed to pay all fees and expenses we incur incident to the registration of the shares being offered under this prospectus. However, the selling shareholder and any purchaser are responsible for paying any discounts, commissions and similar selling expenses they incur.

We and the selling shareholder have agreed to indemnify one another against certain losses, damages and liabilities arising in connection with this prospectus, including liabilities under the Securities Act.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS Back to Table of Contents

Market Information

Our Common Stock is currently quoted on the NASD Bulletin Board under the symbol "IMTG", an NASD-sponsored and operated inter-dealer automated quotation system for equity securities not included on the NASDAQ Stock Market. Quotation of the Company's securities on the NASD Bulletin Board limits the liquidity and price of the Company's Common Stock more than if the Company's shares of Common Stock were listed on the NASDAQ Stock Market or a national exchange. For the periods indicated, the following table sets forth the high and low bid prices per share of Common Stock as reported by the NASD Bulletin Board. The below prices represent inter-dealer quotations without retail markup, markdown, or commission and may not necessarily represent actual transactions.

	Fiscal 2006				Fiscal 2005		Fiscal 2004
	High		Low		High	Low	High	Low
First Quarter ended March 31		$0.60		$0.35	$0.28	$0.23	$0.05	$0.05
Second Quarter ended June 30		$0.45		$0.30	$0.46	$0.20	$0.05	$0.03
Third Quarter ended September 30		$0.50		$0.25	$0.85	$0.35	$0.05	$0.02
Fourth Quarter ended December 31	$	---	$	---	$0.65	$0.31	$0.06	$0.02

As of November 20, 2006, our shares of Common Stock were held by approximately 60 shareholders of record. The transfer agent of our Common Stock is Colonial Stock Transfer, 66 Exchange Place, Salt Lake City, UT 84111.

Dividends

Holders of Common Stock are entitled to dividends when, as, and if declared by the Board of Directors, out of funds legally available therefore. We have never declared cash dividends on our Common Stock and our board of directors does not anticipate paying cash dividends in the foreseeable future as it intends to retain future earnings to finance the growth of our businesses. There are no restrictions in our articles of incorporation or bylaws that restrict us from declaring dividends. However, in connection with our August and September 2006 Private Financing Transactions, we agreed that no cash dividends may be paid on our Common Stock unless all accrued and unpaid dividends on the shares of Series A and Series B Preferred Stock have been paid.

Securities Authorized for Issuance Under Equity Compensation Plans

No equity compensation plan or agreements under which our Common Stock is authorized for issuance has been adopted during the fiscal year ended December 31, 2005.

DESCRIPTION OF BUSINESS Back to Table of Contents

International American Technologies, Inc., a Nevada corporation, is publicly traded on the pink sheets under the symbol IMTG. The Company was incorporated on August 18, 1986 and in connection with a stock purchase agreement in between the Company and Hammonds Technical Services, Inc. effective on April 28, 2005, the Registrant changed its name from Unlimited Coatings Corporation to International American Technologies, Inc. The Company is a 44.9% owned subsidiary of American International Industries, Inc., a public reporting company under the Exchange Act with its shares subject to quotation on the OTCBB under the symbol AMIN.

Some of the statements contained in this registration statement on Form SB-2 filed on behalf of the selling shareholder by International American Technologies Inc. discuss future expectations, contain projections of our operations or financial condition or state other forward-looking information.

Description of Hammonds Acquisition Transaction

On February 28, 2005, the Company entered into a stock purchase agreement to acquire 51% of the capital stock of Hammonds Technical Services, Inc., a privately owned Texas corporation founded by Carl L. Hammonds in 1982, in consideration for the Company or its Parent providing: (i) $998,300 in cash to Hammonds for working capital; (ii) a secured revolving long-term line-of-credit in the amount of $2,000,000; and (iii) the Company's Parent issuing 145,000 restricted shares of common stock to the Company in consideration for a $1,450,000 promissory note. The restricted shares were exchanged for two minority equity interests in Hammonds owned by third parties, which minority interest were canceled. The stock purchase agreement with Hammonds closed on April 28, 2005.

In connection with the August 2006 Private Financing Transactions with VOMF, Carl L. Hammonds converted his 49% minority equity interest in Hammonds into 16,000,000 shares of Common Stock and Hammonds became wholly-owned subsidiaries of the Company.

General Background of Hammonds

Hammonds manufactures engineered products and chemicals that serve multiple segments of the fuels distribution, water treatment and utility vehicle industries. Hammonds' products are marketed by a worldwide network of distributors, manufacturers representatives and original equipment manufacturers. Subsequent to year end December 31, 2005, Hammonds Technical Services, Inc. was separated into three entities: (i) Hammonds Technical Services, which is the manufacturing operation for Hammonds equipment product lines, including ODVs, injectors and water purification systems; (ii) Hammonds Fuel Additives, which supplies all of the fuel additives; and (iii) Hammonds Water Treatment Systems, which provides the chemical tablets for Hammonds' water purification systems.

Hammonds Technical Serices: Hammonds designs and manufactures a range of equipmentfluid handling equipment. Hammonds fluid powered additive systems permit the use of a single battlefield fuel by supplying both distribution and tactical additive injectors to all branches of the United States military. Hammonds intends to continue to provide additive injection systems to the military through sole source equipment long-term contracts. Hammonds manufactures truck mounted injectors with custom blending at the end of the hose for jet fuel and other products such as diesel, LPGN (propane), home heating oil, and bio-diesel. In January 2005, Hammonds began a long-term project to install dye injection systems in over eight hundred Canadian and U.S. stationary and truck mounted diesel delivery injectors and is continuing this project in 2006. In March 2005, Hammonds started production of an entirely new type of industrial utility vehicle called Omni Directional Vehicle ("ODV"). Hammonds believes that ODV utility vehicle will establish a new standard for industrial utility vehicles based on vehicle safety and performance. Hammonds believes that the patented new design can be utilized in connection with forklifts, freight terminal tractors, security vehicles, industrial highway mowers and a full range of aviation ground handling vehicles. Hammonds has produced several prototypes of its new ODV product at its plant in Houston, Texas. Hammonds has entered into license agreements with manufacturers to produce a range of vehicles based on its ODV patented technology. In addition, Hammonds has received initial stocking orders for ODVs from distributors which provide for six ODVs and a delivery schedule of a minimum of two ODVs per month for the next twelve months. The total revenues of the initial stocking orders and the scheduled delivery orders are estimated at $2,500,000.

Hammonds Fuel Additives: Hammonds Fuel Additives produces and markets motor and aviation fuel additives, with Biobor® JF as its primary product, serving the aviation, stand-by power and marine fuel markets. Biobor® JF is one of only two biocides approved for use in aviation fuels, but it has also been tested and approved as a preservative for manufactured wood products such as engineered trusses, windows and sheet building materials. The expanding use of these manufactured wood products should provide a new expanded market for Biobor® JF since products such as arsenic have been removed from the list of approved wood preservatives.

Hammonds Water Treatment Systems: The treatment of municipal and industrial water is a growing industry in the U.S., as the demand for clean water grows. Hammonds' proprietary solid disinfection technology provides a major alternative to gaseous chlorine used in every phase of water treatment. Hammonds believes that the areas of drinking water, food processing and industrial waste treatment present a significant growth potential for Hammonds' water treatment technology. Hammonds distributed 1.2 million pounds of calcium hypochlorite for municipal disinfection through its distribution network in 2005 and believes that it will distribute 2.5 million pounds in 2006. Hammonds' Water Treatment Systems was established after the 2005 fiscal year end. Hammonds Water Treatment Systems generates revenues and incurs costs from a third party that supplies Hammonds purification chemicals. Hammonds projects that revenue from Hammonds Water Treatment Systems will exceed $2,000,000 during the next twelve months.

Description of Hammonds Products and Services

Hammonds Technical Services

Hammonds Technical Services is the Hammonds entity engaged in the mauufacture of equipment and systems as follows:

Fuel Handling Equipment Systems:
Fluid Powered Injectors: Hammonds manufactures injector systems with injection pumps that are driven and controlled by the flow of product. They utilize a fluid driven motor that furnishes both power and control to the injector. Requiring no external power, these injectors provide accurate proportionate-to-flow injection of up to eight different additives, separately or simultaneously. With primary applications in fuel distribution, Hammonds' fluid powered injectors are chosen for aviation fuels for application in fuel system icing inhibitors, corrosion inhibitors, conductivity and thermal stability additives.
"Smart" Electronic Injectors: This technology combines fluid powered technology with electronic process controls for use in data analysis and performance verification of Hammonds' fuel handling systems. Introduced to the aviation industry by Hammonds, these innovative systems have given Hammonds a strong market position and Hammonds expects to maintain a competitive position in this growing market.
Hypodermic Pump: Hammonds believes that this new technology will play a dominant role in a wide range of chemical metering applications. Hammonds believes that this is the first entirely new fluid handling technology equipment introduced in over twenty-five years. Its hypodermic pump is expected to contribute increasing revenues to Hammonds' line of fluid handling products.
In-Tank Vehicle Additive System: Hammonds manufactures an In-Tank system that automatically dispenses additives into vehicle tanks as they are filled with fuel. This system functions without power or controls while a variety of performance additives can be blended as the vehicle moves from fuel stop to fuel stop. Hammonds expects that higher energy costs and growing demand for alternative blended fuels will continue to increase demand for Hammonds' proprietary technology.
LPGN and Natural Gas Blending: Hammonds manufactures a line of injector systems that enable new chemicals to be added to ordinary LPGN and natural gas, which will replace acetylene as fuel in manufacturing processes. Consumers of high volumes of natural gas or acetylene gas are the  target markets for this line of injector systems.
Fuel Polishing: Hammonds distributes fuel handling systems designed to "polish" contaminated fuel in various vehicle tanks. Offered for rent and for sale, these units are distributed to industrial fuel and marine equipment dealers throughout the United States.
Hammonds has developed and has commenced production of the second generation of injector systems and believes that the new additive system equipment should enable Hammonds to maintain its competitive market position in this growing market into the next decade. Hammonds believes that its introduction of data acquisition and transaction data trails for its additive system equipment will continue to utilize the latest in solid state controls.

Omni Directional Vehicles:
In March 2005, Hammonds started production of an entirely new type of industrial utility vehicle called Omni Directional Vehicle or ODV. Hammonds believes that ODV utility vehicle will establish a new standard for industrial utility vehicles based on vehicle safety and performance. Hammonds believes that the patented new design can be utilized in connection with forklifts, freight terminal tractors, security vehicles, industrial highway mowers and a full range of aviation ground handling vehicles. Hammonds has produced several prototypes of its new ODV product at its plant in Houston, Texas. Hammonds has entered into license agreements with manufacturers to produce a range of vehicles based on its ODV patented technology. In addition, Hammonds has received initial stocking orders for ODVs from distributors which provide for six ODVs and a delivery schedule of a minimum of two ODVs per month for the next twelve months. The total revenues of the initial stocking orders and the scheduled delivery orders are estimated at $2,500,000.

Hammonds Fuel Additives

Hammonds has developed additives for general fuels and commercial aviation fuels. Additives are the only means by which the performance of fuels can be enhanced. Higher levels of sophistication in aviation and ground based equipment will continue to demand additives that can expand performance. Hammonds supplies additives for aviation, diesel, gasoline, LPGN and natural gas powered vehicles and equipment.

Hammonds Biobor® JF Fuel Biocide: In 1991, Hammonds purchased Biobor® JF, a fuel biocide approved for control of microbial growth in hydrocarbon fuels. Biobor® JF was developed by U.S. Borax in conjunction with major oil companies and the aviation industry as a means of controlling dangerous corrosion and contamination of aviation fuel as a result of hydrocarbon utilizing micro organisms. For over forty years, Biobor® JF has enjoyed the unique status as the only biocide approved for use in aviation fuels. Currently, only two manufactures are approved and Biobor® JF has continued to command the majority of the aviation market. Also widely used in diesel and heavy fuels of all grades, Biobor® JF is exclusively used by manufacturers such as Boeing, Dessault, Airbus, Lockheed, Cessna, Gulfstream, Learjet, General Dynamics, Pratt & Whitney, Rolls Royce, GE, Cummins, General Motors, Ford, Caterpillar, DaimlerChrysler and John Deere.

Performance Additives: Hammonds sells performance additives including detergents, pourpoint depressants, cetane improvers, lubricity agents and fuel system icing inhibitors. These products are purchased in bulk from manufacturers such as Shell and Union Carbide and are carefully selected to provide a well-rounded family of products that compliment the commercial and marine industry, aviation, railroad and off-road equipment market. All such products have trademarked names owned by Hammonds.

Fuel Quality Materials: Hammonds offers fuel test kits and materials used in quality control, filter media, water absorption materials and related accessories utilized extensively by aviation, off-road, commercial transportation, marine and railroad industries.

Hammonds Water Treatment Systems

Tableted Calcium Hypochlorite Systems: Manufactured by Hammonds under several United States and foreign patents, Hammonds industrial and municipal tablet systems provide water disinfection for a wide range of potable and waste water applications. Hammonds pioneered engineered tablet systems and believes that it is well established in the markets for solid chemical disinfection.

Granulated and Powder Blenders: This equipment, for which Hammonds has several patents, is used to blend and inject a variety of hydroscopic materials into pressurized fluid lines. Hammonds believes that this equipment offers competitive features related to its packaging system, removal of environmental contamination, personnel safety, preservation of product quality and accurate feed rates. Hammonds' dry products blender equipment can primarily be used in municipal and industrial waste water treatments, food processing, refining and paper manufacture.

Hydrostatic Test Equipment: Hammonds manufactures a variety of test and service equipment used in manufacturing and servicing pipelines, distribution systems and process equipment. This equipment is distributed through municipal water equipment distributors and the rental industry.

Hammonds also manufactures and markets a line of granulated and powder blenders under its U.S. patents, which equipment is used to blend and inject a variety hydroscopic materials into pressurized fluid lines. Hammonds' dry products blenders are used in municipal and industrial waste water treatment, food processing, refining and paper manufacture.

Markets Hammonds Operates In

Water Treatment Market

Demand for Clean Water. It is estimated three percent of the world's water is fresh water, most of which is in the form of ice and snow. It is further estimated that approximately 0.6 percent of all the world's water is used by humans for various purposes, including agricultural uses. Only some of this water can be used again, after purification treatment. About 70 percent of all fresh water is used for irrigation, and most of this cannot be recycled. In the U.S. about 30 percent of all irrigation water is groundwater pumped from the High Plains aquifer. Approximately 20% of the fresh water goes to industrial uses, leaving only about 10% for domestic drinking, cooking, and sanitation.

Accordingly, the purification and treatment of municipal drinking water and wastewater is a worldwide concern. The water treatment market is highly fragmented, consisting of many companies involved in various capacities, including companies that design fully integrated systems for processing millions of gallons of water for municipal, industrial, and commercial applications. Demand for water treatment has continued to grow due to economic expansion, population growth, scarcity of usable potable water, concerns about water quality and regulatory requirements. Drinking water, regardless of its source, may contain contaminants that can affect the health of consumers.

Although municipal agencies and water utilities in the United States are required to provide drinking water which complies with the U.S. Safe Drinking Water Act, the water supplied to homes and businesses from municipalities and utilities may contain high levels of bacteria, toxins and parasites, as well as high levels of chlorine used to eliminate contaminants. The importance of effective water treatment is critical from a health concerns standpoint due to the fact that impure water can impair consumers' confidence in food products, and discharge violations can result in significant fines and penalties from regulatory agencies.

Existing Water Treatment Systems. In a typical water treatment facility, the first step adds to the raw incoming water a substance which causes tiny, sticky particles (called "floc") to form - these attract dirt and other particles suspended in the water. This process of coagulation results in the heavy particles of dirt and floc clumping together and falling to the bottom. These heavier particles form sediment which is siphoned off, leaving the clearer water, which passes on to filtration. The most common filtration method is known as "slow sand" or sand-anthracite, in which the water flows into large shallow beds and passes down through layers of sand, gravel and charcoal. The final process is disinfection, which is intended to kill bacteria or other microorganisms left in the water and leave a residual to keep the water safe through the delivery pipes to the customer. Chlorine is the most commonly employed disinfectant, although chloramine, ozone, and ultraviolet (UV) are also used. Hammonds manufactures under several U.S. and foreign patents tableted calcium hypochlorite systems which provide water disinfection for a wide range of potable and waste water applications. Today's trend in water treatment filtration, due to the higher demands for water and the reduction in clean or relatively clean source waters, is to clarify and heavily filter all municipal water supplies. The smaller municipalities will also be required to meet the added water quality goals of the larger systems and will require the infrastructure to do so. Smaller municipalities ordinarily do not have the technical or financial resources required to design build and operate systems that will meet the new water quality criteria.

Fuel Additives Market

Fuel additives are the only means by which the performance of fuels can be enhanced. Hammonds believes that higher levels of demand by the aviation and ground based equipment industry will continue to grow, with increased levels of performance from fuel additives. Hammonds manufactures and/or markets additives for aviation, diesel, gasoline, LPGN and natural gas powered vehicles and equipment. Governments worldwide are legislating specifications regarding the fuel itself and engine design. Today's advanced fuel engines are far cleaner than the engines of prior decades. Unfortunately, even today's engines are not clean enough to meet current stricter air pollution regulations. Diesel fuel engines can become ultra-clean. Meeting the environmental challenges will require extensive research on clean-fuel technology. Research in this area is currently being sponsored by government agencies, major engine companies, truck and plane manufacturers, automobile makers, catalyst producers and, for fuels, oil refining companies and their technology suppliers. Large Fortune 500 companies, as well as small, emerging technology companies are investing hundreds of millions of dollars in research and development worldwide on clean-fuel technologies.

Hammonds manufactures its Biobor® JF fuel additive for sale to the general and military aviation industries. Biobor® JF provides a means of controlling dangerous corrosion and contamination of aviation fuel as a result of hydrocarbon utilizing micro organisms. Biobor® JF is one of only two biocides approved for use in aviation fuels. Currently, only two manufactures are approved and Biobor® JF has continued to command the majority of the aviation market. Also widely used in diesel and heavy fuels of all grades, Biobor® JF is used by manufacturers such as Boeing, Dessault, Airbus, Lockheed, Cessna, Gulfstream, Learjet, General Dynamics, Pratt & Whitney, Rolls Royce, GE, Cummins, General Motors, Ford, Caterpillar, DaimlerChrysler and John Deere.

Hammonds also markets performance additives including detergents, pourpoint depressants, cetane improvers, lubricity agents and fuel system icing inhibitors. These products are purchased in bulk from manufacturers such as Shell and Union Carbide and are carefully selected to provide a well rounded family of products that compliment the commercial and marine industry, aviation, railroad and off-road equipment market. All such products have trademarked names owned by Hammonds. Hammonds offers fuel test kits and materials used in quality control, filter media, water absorption materials and related accessories utilized extensively by aviation, off-road, commercial transportation, marine and railroad industries.

Industrial Utility Vehicle Market (ODV)

Aviation: It is estimated that the aviation industry will require approximately 100,000 ground support vehicles during the next five years. Hammonds believes that the aviation  industry is undergoing electrification and expansion into regional jet service in addition to now facing a depleted and worn fleet as a result of world political and economical conditions over the past three years.

Fork lifts: This fundamental industrial tool represents the largest segment of industrial vehicle demand with an annual production of of more than 160,000 units during the past year. Hammonds believes that the technology and advanced engineering features of its ODV  represents an advance in the fork lift industry.

Utility Tractors: Skid steer utility vehicles used for earth and snow handling compose an annual unit production of over 16,000 units. A large percentage of these tractors are used for snow management as well as general excavation and bulk material handling, and the ODV is being marketed to this industry.

Freight Trailer "Mules": Modified tractors are used to move trailers at major terminals as they are loaded for transport. Two major manufacturers dominate this market delivering approximately 3,000 units per year. Hammonds believes that it will also be able to successfully compete for this market.

Security/Law Enforcement: National security has generated a unique opportunity for the ODV since it can provide high visibility and radial vision in a very limited space. Requirements at airports, port, bridges and other high risk locations are demanding now methods of patrol and observation.

Each of the  major classifications of equipment can be segmented into several categories. A fundamental benefit of the ODV is the diversity of the markets and industries it is capable of serving. In each segment of each major classification, Hammonds believes that there are distinct market boundaries providing a broad base of opportunity for the ODV product line.

Fuel Handling Equipment Market

Hammonds manufactures a wide variety of fluid injector systems which are injection pumps that are driven and controlled by the flow of product. They utilize a fluid driven motor that furnishes both power and control to the injector. Requiring no external power, these injectors provide accurate proportionate-to-flow injection of up to eight different additives, separately or simultaneously. With primary applications in fuel distribution, Hammonds' fluid powered injectors marketed to the general aviation industry and the U.S. military for application in fuel system icing inhibitors, corrosion inhibitors, conductivity and thermal stability additives. Hammonds' fuel handling equipment provides this market with an advanced means of blendings additives and chemicals.

Hammonds Business Strategy

Since its inception, Hammonds strategy has been to grow as a provider of new technology.  Hammonds continues to expand its scope as a leader in serving the fuels, water treatment and utility vehicle industries. It also believes that it will experience growth in sales of water treatment products, the addition of new pumping and dispensing technologies,  and expansion of fuel additive applications and production. With its development of the Omni Directional Vehicle in  addition to its other products and services, Hammonds continues to experience revenue growth with an expanding line of products and services for multiple markets, sectors and industries.

Hammonds believes that future growth and profitability are attainable through careful management of corporate assets including:

• Diverse background in design, manufacturing and sales of materials handling equipment;
• Leadership in aviation fuels treatment for both commercial and military uses;
• Strong marketing alliances with major industries and organizations including Arch Chemical, CSX Railroad, Exxon/Mobil, BP Aviation, Chevron(Texaco), Tomco, KopCoat, U.S. Army, U.S. Air Force, Defense Energy Supply and Lockheed Martin;
• Introduction and continued development of the ODV, providing significant growth potential;
• Continued development of an extensive network of distributors and original equipment manufacturers;
• Patented, proprietary technology in markets with high growth potential;
• High profile visibility with broad based industries such as aviation, petroleum distribution, water treatment and utility vehicles; and
• Ability to secure additional debt or equity financing at terms and conditions satisfactory to the Company.

Competition

The markets in which Hammonds operates are highly competitive. We compete in several of our products and services lines against many companies in fragmented, highly competitive markets and we have fewer resources than some of those companies. Our business competes in the areas of water treatment technology, fuel handling equipment, fuel additives and industrial utility vehicles principally on the basis of the following factors: product quality and specifications (water treatment technology and fuel additives); customized design and technical qualifications (fuel handling equipment and industrial utility vehicles); reputation, technical expertise and reliable service (fuel additives and fuel handling equipment). Competitive pressures and other factors could cause us additional difficulties in acquiring market share or could result in decreases in prices, either of which could have a material adverse effect on our financial position and results of operations.

Hammonds faces competition in the water treatment technology market from competitors offering similar equipment. Hammonds technology competes mainly against methodologies that continue to evolve as environmental and economic issues force the water treatment industry to continuously seek new and more effective ways to purify a diminishing supply of usable water. Hammonds holds multiple patents marketable in a variety of current and emerging disinfection methods including solid tablet, granular and liquid chlorine. Hammonds main competitors are PPG Industries and Arch Chemical, both of which companies market a packaged water treatment system and have far greater financial and other resources than the Company.

Among our competitors are some of the world's largest chemical and water treatment companies and major integrated companies that have their own raw material resources and far greater financial resources. Hammonds will compete with numerous well-established water treatment providers, fuel additive and chemical products companies, fuel handling equipment companies and industrial vehicle manufacturing and marketing companies, many of which possess substantially greater experience, financial, marketing, personnel and other resources than Hammonds.

Hammonds believes that it is one of the only fuel handling equipment manufacturers presently offering new proprietary designs. Other providers, Hammonds believes, sell new versions of systems based upon designs that were developed thirty and forty years ago. Price is a powerful incentive in this industry, however, and performance with low installation costs will continue to drive customer demands. Hammonds believes that Gammon Technical Services and Lubrizol are its main competitors in its fuel handling equipment business. There are a number of small competitors that use non-proprietary technology. Hammonds' fuel handling products are focused on unique market segments. Hammonds believes that its injectors are most successful in markets where electrical power and or metering equipment is not available. Hammonds has been a sole-source vendor for the United States Air Force and Army since 1985.

In the fuel additive market, Hammonds developed additive blending, introducing a fluid powered system that has been widely accepted in military and general aviation. The U.S. military has accepted the Hammonds' injectors as its "sole source" for rapid deployment combat and terminal pipeline injection. This has provided Hammonds with contracts for these products and it believes a competitive advantage compared to other equipment manufacturers that cannot meet the required specifications.

Biobor® JF is a fuel biocide marketed to the aviation, off-road vehicle and stand-by power generation industries and is registered by the United States Environmental Protection Agency as a fuel biocide. (EPA 65217-1). Biobor® JF is one of only two biocides approved for use in aviation jet fuel. Competition for the jet fuel market is limited to Kathon FP, a product of Rohm and Haas. Kathon FP is not approved for use in some parts of the United States. Biobor® JF has no geographical limitations and is used throughout the world as a primary choice by operators of turbine fuel aircraft. There are a host of other manufacturers producing fuel biocides for diesel and other hydrocarbon based fuels, with Angus Chemical being one of the largest.

Hammonds' Biobor® JF fuel biocide is approved for control of microbial growth in hydrocarbon fuels. The Biobor® JF product, a fuel additive, is widely recognized as a standard for control of fuel-born microbial growth and has been widely accepted in the aviation, marine and power generation industries. Hammonds has established a very competitive position with the Biobor® JF product, selling to such major customers as Boeing, Dessault, Airbus, Lockheed, Cessna, Gulfstream, Learjet, General Dynamics, Pratt & Whitney, Rolls Royce, GE, Cummins, General Motors, Ford, Caterpillar, DaimlerChrysler and John Deere. Hammonds does not believe that any other product is as accepted in the market as its Biobor® JR. While Biobor® JF is one of only two biocides approved for use in aviation fuels, it has also been tested and approved as a preservative for manufactured wood products such as engineered trusses, windows and sheet building materials. The expanding use of these manufactured wood products should provide a new expanded market for Biobor® JF since products such as arsenic have been removed from the list of approved wood preservatives. Hammonds believes that it enjoys strong market position in the aviation fuel additive market. Several other competitors have entered this market with limited success. There is considerable competition in the field of fuel biocides.

The aviation industry has begun to move from engine driven to electric powered equipment. Rechargeable battery powered vehicles promise more efficiency, less maintenance and cleaner air. A majority of new equipment in the aviation industry is based on electric power. Airlines are eagerly seeking new products and ideas. Competition is significant because much of the competitors' equipment is virtually similar. However, Hammonds believes that its ODV has better features and can move faster, safer, smoother and with easier use and operation.

Many of our competitors have achieved significant national brand name and product recognition and engage in extensive promotional programs. Moreover, certain of our products and services use technology that is widely available. Accordingly, barriers to entry, apart from capital availability, may be low in certain product segments of our business, and the entrance of new competitors into the industry may reduce our ability to capture improving profit margins in circumstances where capacity utilization in the industry is increasing. Hammonds' ability to compete successfully will depend on our success at penetrating each targeted market with our products and services, market acceptance of its products and services, our ability to license and develop new and improved products, and our ability to develop and maintain distribution networks. There can be no assurance that Hammonds will be able to compete successfully, that its products will continue to meet with customer approval, that competitors will not develop and market products that are similar or superior to our products or that Hammonds will be able to successfully enhance its products or services.

Production Facilities

Hammonds' facilities are located on 10 acres of land in Houston, TX and include a 104,000 square foot industrial manufacturing, production, warehousing and distribution plant that also serves as Hammonds' territorial sales office. This facility has sufficient production capacity to meet the Company's anticipated needs for product for the foreseeable future. The real property and plant are owned by the Company and leased to Hammonds at a monthly rental of $25,000. This facility also has a subtenant that leases approximately 24,000 square feet at a monthly rental of $8,000. In addition, Hammonds maintains an executive office facility in Harris County, Houston, TX.

Materials and Principal Suppliers

Hammonds' additive systems are assembled using fabricated parts from Hammonds' facility and machined parts manufactured in our in-house machine shop. Light sheet metal working equipment were added to our fabrication capacity in 2005. Hammonds performance additives, including detergents, pourpoint depressants, cetane improver, lubricity agents and fuel systems icing inhibitors, are produced by Hammonds from products that are purchased in bulk from manufacturers such as Shell and Union Carbide.

The ODV utilizes three main propulsion components: wheel drives, hydrostatic pumps and the engine or electric motor that powers the system. A broad range of manufacturers offer equipment of this type making sourcing of primary components selective and competitive.

Dependence on Major Customers

Hammonds depends on several major customers, specifically the U.S. Army   and Air Force, the major customer for Hammonds fuel additive products. Hammonds other significant customers include Arch Chemical, CSX Railroad, Exxon/Mobil, BP Aviation, Chevron/Texaco, Tomco, KopCoat, Defense Energy Supply and Lockheed Martin. If any of these major industrial or governmental agencies terminated its relationship with Hammonds, whether as the result of technological advances by competitors, or otherwise, the business operations and financial condition of the Company could be adversely effected.

Patents, Trademarks And Licenses and Other Intellectual Property

Hammonds' products are covered by various United States patents and patents pending. At present, Hammonds owns three patents covering various fuel additive blending applications. In addition, Hammonds owns six patents covering its water treatment technology. Its new Omni Directional Vehicle is covered by five patents related to design.

Employees

As of September 30, 2006, Hammonds had 44 full time employees including Carl L. Hammonds. No employees are covered by a collective bargaining agreement. Hammonds management considers relations with its employees to be satisfactory.

Environmental Laws and Regulations

Hammonds is required to comply with the rules and regulations promulgated by the U.S. Environmental Protection Agency (EPA), pursuant to the Environmental Protection Act. The original EPA registration for Biobor® JF included extensive testing in order to establish any potential adverse effects on personnel or the environment. The use of certain chemicals and other substances is subject to extensive and frequently changing federal, state, provincial and local laws and substantial regulation under these laws by governmental agencies, including the EPA, the Occupational Health and Safety Administration, various state agencies and county and local authorities acting in conjunction with federal and state authorities. Among other things, these regulatory bodies impose requirements to control air, soil and water pollution, to protect against occupational exposure to chemicals, including health and safety risks, and to require notification or reporting of the storage, use and release of certain hazardous chemicals and substances. Hammonds provides all required label warnings and instructions for the handling of its fuel additive products. Hammonds believes that it is in substantial compliance with all laws and regulations governing its material business operations and has obtained all required licenses and permits for the operation of its business. There can be no assurance that Hammonds in the future will be able to comply with, or continue to comply with, all current or future government regulations in every jurisdiction in which it will conduct its material business operations without substantial cost or interruption of its operations, or that any present or future federal, state, provincial or local environmental protection regulations may not restrict Hammonds' present and possible future activities. In the event that Hammonds is unable to comply with such requirements, Hammonds could be subject to substantial sanctions, including restrictions on its business operations, monetary liability and criminal sanctions, any of which could have a material adverse effect upon Hammonds' business. However, Hammonds' believes that it is in full compliance with all present environmental rules and regulations and that it should be able to remain in compliance in the future.

DESCRIPTION OF PROPERTY Back to Table of Contents

Our executive offices are located at 601 Cien Street, Suite 235, Kemah, TX 77565, which are also the offices of our Parent, American International Industries, Inc. To date, our executive offices have been provided to us at no cost. Hammonds' facilities are located at 910 Rankin Road, Houston, TX on 10 acres of land and include a 104,000 square foot industrial manufacturing, production, warehousing and distribution plant that also serves as Hammonds' territorial sales office. The real property and plant are owned by the Company and are leased to Hammonds at a monthly rental of $25,000. This facility has sufficient production capacity to meet the Hammonds' anticipated needs for the foreseeable future.

LEGAL PROCEEDINGS BBack to Table of Contents

We are not a party to any pending legal proceeding, nor is our property the subject of a pending legal proceeding.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS Back to Table of Contents

The following discussion should be read in conjunction with our financial statements and the related notes appearing elsewhere in this prospectus. The following discussion contains forward-looking statements reflecting our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to those discussed below and elsewhere in this report, particularly in the section entitled "Risk Factors" beginning on page 7 of this prospectus.

Results of Operations For the Three and Nine Months Ended September 30, 2006 Compared to Three and Nine Months Ended September 30, 2005

The following is derived from, and should be read in conjunction with, our unaudited condensed consolidated financial statements, and related notes, as of and for the three and nine months ended September 30, 2006 and 2005.

Revenues. Revenues increased to $1,527,863 for the three months ended September 30, 2006 from $1,128,887 for the three months ended September 30, 2005. For the nine month periods ended September 30, 2006, revenues increased to $4,688,692 from $1,704,922 for the same nine month period of 2005. In addition, during the nine month period ended September 30, 2006, Hammonds projected backlog of orders has increased to approximately $5,000,000, representing a substantial increase from 2005.

Cost of Sales. Cost of sales was $1,321,205 and $3,577,990 for the three and nine months ended September 30, 2006 as compared to $915,904 and $1,305,043 for the three and nine months ended September 30, 2005. The increase was primarily due to Hammonds increased production volume.

Selling and Administrative. Selling and administrative expenses increased to $952,917 and $2,416,312 for the three and nine months ended September 30, 2006 from $717,651 and $1,161,662 for the three and nine months ended September 30, 2005. The increase was primarily due to sales and marketing expenses associated with the production of its new line of omni direction utility vehicles, the on-going sales and marketing efforts associated with all of its product lines, and the increase in amortization costs of the patents and trademarks.

Loss from Operations. As a result of the foregoing, our loss, excluding interest expense and income, for the three and nine-month periods ended September 30, 2006 was $746,259 and $1,305,610 compared to $504,668 and $761,783 for the same periods ended September 30, 2005.

Other Income (Expense). Other income (expense) decreased to $(179,230) and $(252,744) for the three and nine month periods ended September 30, 2006 from $2,629 and $14,325 for the three and nine-month periods ended September 30, 2005. The decrease was primarily due to an increase in the working capital line of credit.

Net Income (Loss). Net Loss increased to $925,439 and $1,558,354 for the three and nine month periods ended September 30, 2006 as compared to $501,976 and $747,458 for the three and nine month periods ended September 30, 2005. The increase in net loss was primarily attributable to costs associated with Hammonds introduction of its new line of omni directional vehicles.

Liquidity and Capital Resources

At September 30, 2006, following the completion of the August 8, August 23 and September 30, 2006 private equity financing transactions with VOMF, an institutional investor, we had a cash balance of $2,115,543 compared to a cash balance of $61,875 at December 31, 2005. These financing transactions involving the sale of our Series A and Series B Preferred Stock, resulted in net proceeds of approximately $2,728,000, which proceeds are being used for Hammonds' working capital. As part of the financing transactions, we also issued a total of 24,999,999 Warrants, which, if fully exercised, would raise an additional $7,166,666 in gross proceeds before fees and expenses. Prior to the August and September financing transactions, we funded our negative cash flow from our operating activities through proceeds from our long-term bank credit line and through borrowings from our Parent, American International Industries, Inc.

At September 30, 2006 and December 31, 2005, we had total assets of $12,431,846 and $5,749,767, respectively. We had total liabilities at September 30, 2006 and December 31, 2005 of $7,627,229 and $6,094,542, respectively. Our accumulated deficit at September 30, 2006 and December 31, 2005 was $2,894,523 and $1,316,167, respectively.

We had positive working capital of $3,055,293 at September 30, 2006 compared to negative working capital of $1,810,604 at December 31, 2005. Net cash used in operations during the nine-month period ended September 31, 2006 was $2,189,591 compared to $885,178 during the nine-month period ended September 30, 2005. Net cash used in operations was mainly due to an increase in accounts receivable by $403,298, an increase in inventories by $539,813 principally attributable to our new ODV line of products. The increase in negative cash flow was partially offset by depreciation and amortization of plant and equipment of $76,031, amortization of intangibles of $307,467.

Net cash provided by investing activities was $527,110 during the nine-month period ended September 30, 2006, compared to cash used by investing activities of $327,724 for the same period of 2005. The cash provided by investing was from an increase in amounts due to American International Industries, Inc. to $552,111, offset by purchases of property and equipment of $20,203, and patents and trademarks of $25,193.

The Company's financing activities consist mainly of the issuance of debt and equity instruments. During the nine-month period ended September 30, 2006, the Company's financing activities provided $3,716,149 compared to $1,215,720 in the same period in the prior year. The Company raised $2,727,746 during the three-month period ended September 30, 2006 through the issuance of 1,666,666 shars of preferred stock. In addition, the Company received proceeds totaling $995,915 from the issuance of long-term debt. In the event that the Series A, B and C Warrants issued to VOMF in the August and September 2006 private financing transactions are exercised, the Company may expect additional proceeds of $4,166,666.

We believe that with the net proceeds of $2,728,000 from our August and September 2006 Private Financing Transactions, together with anticipated positive cash flow from our operations starting in 2007, funding provided under our bank line-of-credit and funding available from our Parent, that we will have adequate funding to execute our planned expansion of our manufacturing capacity and our sales and marketing efforts to meet our increasing orders in each of our product lines. We believe that we have sufficient cash to implement our growth plan. In addition, if all of the warrants the Company granted are exercised, our plan is to use additional net proceeds from such exercise for our working capital, in order to accelerate our growth plan.

Results of Operations For the years ended December 31, 2005 and 2004

The Company became an operating company in April 2005 with its acquisition of Hammonds. Therefore, financial statements of 2005 are not comparable with financial statements of 2004.

Revenues. Our revenues during the year ended December 31, 2005 were $3,395,151. During fiscal 2005, Hammonds’ production facility in Houston, TX was forced to close for approximately two weeks related to Hurricane Katrina. In addition, Hammonds’ production operations were halted for two weeks in connection with Hammonds’ move from a leased facility to a facility owned by the Registrant’s Parent. The two stoppages reduced Hammonds revenues from those anticipated. Hammonds' new 80,000 square foot facility has enabled it to increase production which should result in increased sales revenues during 2006, specifically from its new line of ODVs which were introduced during the fourth quarter of 2005, and the increase in water purification systems and injector business. We had inventories of $1,004,657 at December 31, 2005, consisting primarily of parts and materials in expectation of increasing demand for our products including Hammonds’ ODV line during 2006. Subsequent to the year ended December 31, 2005, Hammonds  received orders for: its new line of ODVs; water purification products; and fuel additives and injectors. These orders, which exceed $3,000,000, are scheduled to be delivered during the last quarter of 2006 and the first quarter of 2007

Cost of Sales. Costs of sales for the year ended December 31, 2005 was $2,396,950 or 70.6% of revenues. Costs of sales are anticipated to increase during 2006 related to anticipated increased costs of manufacturing including manufacturing components and direct and indirect labor costs for the production of Hammonds’ new line of ODVs, injector systems and water purification systems.

General and administrative expenses. In 2005, general, selling and administrative expenses totaled $2,104,473 or 61.98% of revenues. The selling, general and administrative expenses primarily consist of sales and marketing expenses, research and development costs and engineering expenses. General and administrative expenses are expected to increase in 2006 principally due to additional expenditures related to additional personnel requirements. We expect our operating expenses to marginally decrease as a percentage of revenues with increasing sales in 2006.

Operating Loss. Our operating loss was $1,106,272 in 2005. Our operating loss was mainly attributable to slower than anticipated growth in sales, in part caused by Hammonds’ two work stoppages and the later than anticipated introduction of the new ODV line. We expect that our operating loss will decrease with the anticipated growth in revenues and reduced expenses associated with research and development as a percentage of revenues.

Net Loss. Our net loss applicable to common shareholders was $1,194,652 in 2005.

Liquidity and Capital Resources

Our current assets were $1,937,150 at December 31, 2005, consisting mainly of inventories of $1,004,657 and accounts receivable of $829,294, which we expect are fully collectible. In connection with the acquisition of Hammonds, we recorded intangible assets represented by patents and trademarks valued at $2,536,263 as of December 31, 2005. Our total assets at December 31, 2005 were $5,749,767 compared to $832,142 at December 31, 2004, which increase reflects the acquisition of Hammonds.

We had current liabilities of $3,747,754 at December 31, 2005, consisting principally of accounts payable and accrued expenses of $1,442,849. At December 31, 2005, we had long-term liabilities of $2,346,788 consisting of a note payable to our Parent, American International Industries, Inc., in the amount of $1,843,588 and deferred tax liability of $503,200.

During 2005, we had a negative cash flow from operations of $1,419,992 mainly due to our net loss of $1,194,652, an increase in accounts receivable and inventories of $515,747, offset by depreciation and amortization of $304,946.

We funded our cash used in operating activities through proceeds from our long-term line of credit in the amount of $2,131,605 and through borrowings of $998,300 from our Parent. We made payments of $570,223 on short-term borrowings during 2005.

We used cash for investing activities of $1,077,914 in 2005. Cash was used to purchase property and equipment in the amount of $119,006. We received $998,300 in short-term borrowings from our Parent which funds were used by Hammonds for working capital.

There are no limitations in the Company's articles of incorporation on the Company's ability to borrow funds or raise funds through the issuance of restricted common stock. The Company's resources together with the resources of its corporate Parent have facilitated it ability to secure its revolving line of credit and the Company believes that it has the ability to borrow funds and/or raise capital through the sale of restricted stock. To the extent that additional debt financing is utilized, any borrowing will subject us to various risks traditionally associated with indebtedness, including the risks of interest rate fluctuations and insufficiency of cash flow to pay principal and interest.

Off-Balance Sheet Arrangements
As of December 31, 2005 we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K promulgated under the Securities Act of 1934.

Contractual Obligations and Commitments
As of December 31, 2005, we have a lease with our Parent for the property and the Company owes the Parent a management fee (see note 10).

Critical Accounting Estimates

Our significant accounting policies are described in the note 2 to the notes to our consolidated financial statements for the year ended December 31, 2005. The following supplements the description of our accounting policies as described in the notes to our consolidated financial statements.

Hammonds Technical Services' business involves the manufacturing of several different lines of equipment and product systems. As a result, Hammonds is subject to fluctuations in profitability from period to period due to the types and quantities of equipment and product systems ordered by and delivered to its customers. Hammonds does not start production activity without firm purchase orders from customers. Based upon the increasing size of Hammonds' orders, Hammonds has a backlog of orders and this is expected to permit Hammonds to achieve economic efficiencies in purchasing inventory and in allocation of its workforce. Further, with its improving liquidity, achieved following its year ended December 31, 2005, Hammonds has begun to generate improving economies in manufacturing.

Hammonds fuel additive business supplies additives to the industries which provide purchase orders for the production of additives. Hammonds does not have additives produced by third-parties until purchase orders are received and accepted by Hammonds. Hammonds has a backlog in orders for fuel additives of approximately $150,000 per month which enables Hammonds to produce one month's production at a time. As Hammonds' fuel additive customers order increasing quantities of its proprietary Biobor® JF fuel product, we estimate that backorders will increase, resulting in increases in production and revenues in future periods.

Hammonds' Water Treatment Systems was established after the 2005 fiscal year end to identify its contribution to the Company. Hammonds Water Treatment Systems generates revenues and incurs costs from a third party that supplies Hammonds purification chemicals. Hammonds projects that revenue from Hammonds Water Treatment Systems will exceed $2,000,000 during the next twelve months.

Subsequent to year end December 31, 2005, Hammonds Technical Services, Inc. was separated into three entities: (i) Hammonds Technical Services, which is the manufacturing operation for Hammonds product line, including ODVs, injectors and water purification systems; (ii) Hammonds Fuel Additives, which supplies all of the fuel additives; and (iii) Hammonds Water Treatment Systems, the recently established third operating entity, which provides the tablets for Hammonds' water purification systems.

MANAGEMENT Back to Table of Contents

Directors and Executive Officers

The following table sets forth the names and ages of the members of our Board of Directors and our executive officers and the positions held by each. At present, we have one officer and two directors. Our directors are elected to serve until the next annual meeting of shareholders and until their respective successors will have been elected and will have qualified. The following table sets forth the name, age and position held with respect to our present directors and executive officers:

Name	Age	Positions
Gary D. Woerz	60	Chief Executive Officer, Chief Financial Officer and Director
Daniel Dror	65	Chairman of the Board

Gary D. Woerz has served as the Company'sChief Executive Officer and Chief Financial Officer since June 2002 and became a director of the Company in February 2005. Mr. Woerz also serves as Chief Financial Officer of American International Industries, Inc., our Parent. From 2000 to 2002, Mr. Woerz served as Chief Financial Officer of Phymetrics, Inc., which was a subsidiary of High Voltage Engineering. Phymetrics was a multi-divisional manufacturing and laboratory service company. From 1998 to 2000, Mr. Woerz served as Chief Financial Officer of Virtual Founders LLC, San Jose, CA, whose business involved investment banking and management consulting services to development stage high technology companies.

Daniel Dror serves as Chairman of the Board of the Company. Mr. Dror has also served as Chief Executive Officer, President and Chairman of the Board of American International Industries, Inc., the Company's Parent, since September 1997. From 1994 to 1997, Mr. Dror served as Chairman of the Board and Chief Executive Officer of Microtel International, Inc., a public company in the telecommunication business. From 1982 until 1993, Mr. Dror served as Chairman of the Board and Chief Executive Officer of Kleer-Vu Industries, Inc., a public company.

We do not compensate our directors for serving in such capacity. Officers are appointed annually by the Board of Directors and serve at the discretion of the Board of Directors. We do not have any standing committees at this time.

Our directors, officer or affiliates have not, within the past five years, filed any bankruptcy petition, been convicted in or been the subject of any pending criminal proceedings, or are any such person the subject or any order, judgment or decree involving the violation of any state or federal securities laws.

EXECUTIVE COMPENSATION Back to Table of Contents

The following table sets forth information concerning the total compensation that we have paid or that has accrued on behalf of our chief executive officer and other executive officers with annual compensation during the fiscal years ending December 31, 2005, 2004 and 2003.

Summary Compensation Table
					Long Term
		Annual Compensation			Compensation Awards

				Other	Restricted	Securities
				Annual	Stock	Underlying	All Other
		Salary	Bonus	Compensation	Award(s)	Options	Compensation
Name and Principal Position	Year	($)	($)	($)	($)	($)	($)

Gary D. Woerz, CEO, CFO and Director (1)	2005	-	-	-	3,000	-	-
	2004	-	-	-	-	-	-
	2003	-	-	-	-	-	-
Carl L. Hammonds, CEO of Hammonds (2)	2005	90,000	-	-	-	-	-
	2004	50,000	-	-	-	-	-
	2003	50,000	-	-	-	-	-

(1) Mr. Woerz served as CEO and CFO from 2002 until September 2005 when he was also appointed as a director. Mr. Woerz received no cash compensation from the Company for serving as Chief Executive Officer and CFO.
(2) Mr. Hammonds has been chief executive officer of Hammonds Technical Services from 1982 through April 2005 when the Company acquired 51% of Hammonds. Mr. Hammonds compensation set forth above was for serving as CEO of Hammonds Technical Services during the respective periods prior to and subsequent to the April 28, 2005 acquisition by the Company. Mr. Hammonds serves as CEO of each of the Hammonds subsidiaries.

Executive Employment Agreement

On April 25, 2005, Hammonds Technical Services entered into an employment agreement with Carl L. Hammonds, to serve as as CEO of Hammonds Technical Services for a term of five years. The employment agreement provides for base compensation of $90,000 per year, subject to increase as determined by Hammonds and the Company.

Financial Statements Back to Table of Contents

INTERNATIONAL AMERICAN TECHNOLOGIES, INC. AND SUBSIDIARIES
Consolidated Balance Sheets Back to Table of Contents
September 30, 2006 and December 31, 2005
(unaudited)

	September 30, 2006	December 31, 2005
		(Audited)

Assets
Current assets:
Cash	$2,115,543	$61,875
Accounts receivable, net	1,232,592	829,294
Current portion of notes receivable	28,807	27,435
Inventories, net	1,544,471	1,004,657
Prepaid expenses and other assets	70,629	13,889
Total current assets	4,992,042	1,937,150

Long-term notes receivable, less current portions	368,543	390,310
Property and equipment, net	778,075	829,049
Patents and trademarks, net	6,253,987	2,536,263
Other assets	39,199	56,995
Total assets	$12,431,846	$5,749,767

Liabilities and Stockholders' Equity (Deficiency)

Current liabilities:
Accounts payable and accrued expenses	$1,464,198	$1,442,849
Short-term notes payable	289,558	173,300
Current installments of long-term debt	157,402	2,131,605
Total current liabilities	1,911,158	3,747,754

Long-term debt, less current installments	2,817,172	-
Due to American International Industries, Inc.	2,395,699	1,843,588
Deferred tax liability	503,200	503,200
Total liabilities	7,627,229	6,094,542

Stockholders' equity (deficiency):
Preferred stock, $0.001par value, authorized 5,000,000 shares:
1,666,666 issued and outstanding	167	-
Common stock, $0.0001 par value, authorized 195,000,000 shares:
36,135,000 shares issued and outstanding at September 30, 2006
and 20,135,000 shares and outstanding at December 31, 2005	3,614	2,014
Additional paid-in capital	7,695,359	969,378
Accumulated deficit	(2,894,523)	(1,316,167)
Total stockholders' equity (deficit)	4,804,617	(344,775)
Total liabilities and stockholders' equity	$12,431,846	$5,749,767

See accompanying notes to consolidated financial statements.

INTERNATIONAL AMERICAN TECHNOLOGIES, INC. AND SUBSIDIARIES
Consolidated Statements of Operations Back to Table of Contents
For the three and nine months ended September 30, 2006 and 2005
(Unaudited)

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	September 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005
		(restated)		(restated)

Revenues	$1,527,863	$1,128,887	$4,688,692	$1,704,922
Costs and expenses:
Cost of sales	1,321,205	915,904	3,577,990	1,305,043
Selling, general and administrative	952,917	717,651	2,416,312	1,161,662
Total costs and expenses	2,274,122	1,633,555	5,994,302	2,466,705

Operating loss	(746,259)	(504,668)	(1,305,610)	(761,783)

Other income (expenses):
Interest income	3,764	2,692	11,204	14,325
Interest expense	(307,088)	-	(388,042)	-
Other income	124,094	-	124,094	-
Total other income (expenses)	(179,230)	2,692	(252,744)	14,325

Net loss before income tax	(925,489)	(501,976)	(1,558,354)	(747,458)
Provision for income tax	-	-	-	-
Net loss from operations before minority interest	(925,489)	(501,976)	(1,558,354)	(747,458)

Net loss	(925,489)	(501,976)	(1,558,354)	(747,458)
Preferred dividends	(20,000)	-	(20,000)	-
Net loss applicable to common shareholders	$(945,489)	$(501,976)	$(1,578,354)	$(747,458)

Net loss applicable to common shareholders:
Basic	$(0.03)	$(0.02)	$(0.07)	$(0.04)

Weighted average common shares:
Basic	30,743,696	20,129,000	23,710,092	20,125,000

See accompanying notes to consolidated financial statements.

INTERNATIONAL AMERICAN TECHNOLOGIES, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows Back to Table of Contents
Nine months ended September 30, 2006 and 2005
(Unaudited)

	Nine Months Ended	Nine Months Ended
	September 30, 2006	September 30, 2005
		(restated)

Cash flows from operating activities:
Net loss	$(1,558,354)	$(747,458)
Adjustments to reconcile net loss
to net cash used in operating activities:
Depreciation and amortization of property and equipment	76,031	52,736
Amortization of intangibles	307,469	140,882
Common stock issued for services	-	13,500
Miscellaneous write off	(22,684)	-
(Increase) decrease of operating assets, net of acquisition of subsidiaries:
Accounts receivable	(403,298)	(7,216)
Inventories	(539,813)	(270,483)
Prepaid expenses and other current assets	(56,740)	(36,390)
Other assets	17,795	27,650
Accounts payable and accrued expenses	(9,997)	(58,399)
Net cash used in operating activities	(2,189,591)	(885,178)

Cash flows from investing activities:
Patents and trademarks	(25,193)	-
Purchase of property and equipment	(20,203)	(65,051)
Redemption of certificate of deposit	-	300,000
Purchase of stock in majority-owned subsidiary	-	(998,300)
Cash acquired in acquisition of majority-owned subsidiary	-	56,506
Notes receivable	20,395	19,021
Amount due to American International Industries, Inc.	552,111	360,100
Net cash provided by (used in) investing activities	527,110	(327,724)

Cash flows from financing activities:
Proceeds from issuance of short-term debt	16,315	-
Proceeds from issuance of preferred stock	2,727,746	-
Proceeds from long-term borrowings	995,915	1,931,968
Principal payments of short-term borrowings	(22,198)	(716,248)
Principal payments of long-term borrowings	(1,739)	-
Net borrowings under line of credit	110	-
Net cash provided by financing activities	3,716,149	1,215,720

Net increase (decrease) in cash	2,053,668	2,818

Cash and cash equivalents at beginning of year	61,875	99
Cash and cash equivalents at end of period	$2,115,543	$2,917

Supplemental schedule of cash flow information:
Interest paid	$388,042	$-
Issuance of note payable for office equipment	$4,855	$-

See accompanying notes to consolidated financial statements.

INTERNATIONAL AMERICAN TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to  Consolidated Financial Statements Back to Table of Contents
September 30, 2006

(1) General

International American Technologies, Inc. (the "Company"), operates as through its majority-owned subsidiaries Hammonds Technical Services, Inc., Hammonds Fuel Additives, Inc., and Hammonds Water Treatment Systems, Inc.

Principles of Consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U. S. generally accepted accounting principles ("GAAP") for interim financial information and with the instructions to Form 10-QSB. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the nine months period ended September 30, 2006 are not indicative of the results that may be expected for the year ending December 31, 2006.

As contemplated by the Securities and Exchange Commission (SEC) under Rules of Regulation S-B, the accompanying financial statements and related footnotes have been condensed and do not contain certain information that will be included in the Company's annual financial statements and footnotes thereto. For further information, refer to the Company's audited consolidated financial statements and related footnotes thereto included in the Company's annual report on Form 10-KSB for the year ended December 31, 2005.

(2) Use of Estimates

The preparation of financial statements in conformity with U. S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from those estimates.

(3) Revenue Recognition

Revenue is recognized when the earning process is completed, the risks and rewards of ownership have transferred to the customer, which is generally the same day as delivery or shipment of the product, the price to the buyer is fixed or determinable, and collection is reasonably assured. The Company has no significant sales returns or allowances.

(4) Recent Accounting Pronouncements

In May 2005, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 154, Accounting Changes and Error Corrections. SFAS No. 154 replaces Accounting Principles Board Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Internal Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 requires retrospective application of changes in accounting principle to prior periods’ financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We adopted SFAS No. 154 on January 1, 2006. Any impact on the Company’s consolidated results of operations and earnings per share will be dependent on the amount of any accounting changes or corrections of errors whenever recognized.

(5) Acquisition

On February 28, 2005, the Company entered into a Stock Purchase Agreement  to acquire a 51% interest in the capital stock of Hammonds Technical Services, Inc., a privately owned Texas corporation ("Hammonds") in consideration for the Company or its parent, American International Industries, Inc., providing: (i) $998,300 in cash to Hammonds for working capital; (ii) a secured revolving long-term line of credit in the amount of $2,000,000; and (iii) the parent issuing 145,000 restricted shares of common stock to the Company in consideration for a $1,450,000 promissory note. The restricted shares were exchanged for two minority equity interests in Hammonds owned by third parties, which minority interest were cancelled. The total purchase price to acquire the 51% in Hammonds was $2,455,700, representing cash payments of $998,300, 145,000 shares of American International Industries’ restricted common stock valued at $1,450,000 and the assumption of a note payable to one of the former shareholders in the amount of $173,300 and liabilities in excess of assets in the amount of $7,400. The acquisition of Hammonds closed on April 28, 2005.

Hammonds is a manufacturer of fuel injectors and pumps for the aviation industry, and producer of fuel and water additives for the aviation and potable water industries. Sales are made to customers in both domestic and international markets.

As required by SFAS No. 141, the Company has recorded the acquisition using the purchase method of accounting with the purchase price allocated to the acquired assets and liabilities based on their respective estimated fair values at the acquisition date. The purchase price of $2,455,700 had been allocated at follows:

Current assets	$1,435,939
Property and equipment, net	826,765
Patents and trademarks, net of amortization	2,724,487
Other non-current assets	70,085
Current liabilities	(2,098,376)
Deferred tax credit	(503,200)
$2,455,700

On August 1, 2006 Mr. Carl L. Hammonds converted his 49% ownership of Hammonds Technical Services, Inc., Hammonds Fuel Additives, Inc., and Hammonds Water Treatment Systems, Inc. into 16,000,000 shares or 44.4% of IMTG common stock at a conversion rate of $.25 a share for total consideration of $4,000,000. The additional cost has been allocated to patents and is being amortized in a manner equivalent to the amortization used on the intangible assets acquired in the initial purchase of 51% of the company. The company is in the process of obtaining independent valuations of the individual intangible assets and when that process is completed, the amortization rates may be adjusted if appropriate.

(6) Inventory

Inventory at September 30, 2006 consisted of the following:

2006
Finished goods	$141,564
Work in process	263,972
Parts and materials	1,420,377
1,825,913
Less: Obsolescence reserve	(281,442)
$1,544,471

(7) Income Taxes

Income taxes for the interim periods were computed using the effective tax rate estimated to be applicable for the full fiscal year, which is subject to ongoing review and evaluation by management. The estimated federal income tax expense for the three and nine month periods ended September 30, 2006 and 2005 is eliminated by net operating loss carry forwards.

(8) Short-term Notes Payable To Banks

	September 30, 2006	December 31, 2005
Note payable to former owner of equity interest in Hammonds payable on July 20, 2005 with accrued interest at prime plus 4%	173,300	173,300

Note payable with interest at 10.75%, interest payments due quarterly, with a principal balance due on December 10, 2006	$90,000	$-

Other notes with various terms	26,258	-
	$289,558	$173,300

(9) Long-term Debt

Long-term debt consisted of the following:

	September 30, 2006	December 31, 2005
Note payable to bank, interest due monthly at prime plus 2%, principal payment due January 31, 2008, secured by assets of the Company's subsidiaries	1,992,189	1,993,878

Note payable to a bank, due in quarterly installments of interest only at 6.5%, with a principal balance due on 1/1/2008	300,000	-

Note payable to a bank, due in quarterly installments of interest only at 7.5%, with a principal balance due on 1/18/2008	200,000	-

Note payable to a bank, due in monthly installments of interest only at 9.75%, with a principal balance due on 10/26/2007	400,000	-

Note payable to a bank, due in monthly installments of principal and interest of $2,119.65 through 4/3/2011	82,385

Note payable with interest at 10.75%, interest payments due quarterly, with a principal balance due on December 10, 2006	-	89,890

Other notes with various terms	-	47,837
	2,974,574	2,131,605
Less current portion	(157,402)	(2,131,605)
	$2,817,172	$-

Principal repayment provisions of long-term debt are as follows at September 30, 2006:

4th quarter of 2006	$4,117
2007	417,503
2008	2,511,477
2009	21,255
2010	20,222
Total	$2,974,574

(10) Employee Stock Based Compensation

The Company grants options to non-employees for goods and services and in conjunction with certain agreements. These grants are accounted for under FASB Statement No. 123R, "Accounting for Stock-Based Compensation" based on the grant date fair values.

(11) Industry Segments

The Company has three reportable segments: Hammonds Technical Services, Hammonds Fuel Additives, and Hammonds Water Treatment Systems (collectively "Hammonds"). Hammonds manufactures engineered products and chemicals that serve multiple segments of the fuels distribution, water treatment and utility vehicle industries. Hammonds products are marketed by a worldwide network of distributors, manufacturers representatives and original equipment manufacturers. The corporate overhead includes the Company's investment holdings including financing current operations and expansion of its current holdings as well as evaluating the feasibility of entering into additional businesses.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performances based on profit or loss from operations before income taxes, not including nonrecurring gains and losses and foreign exchange gains and losses.

The Company's reportable segments are strategic business units that offer different technology and marketing strategies.

The Company's areas of operations are principally in the United States. No single foreign country or geographic area is significant to the consolidated financial statements.

Consolidated revenues from external customers, operating income/(losses), and identifiable assets were as follows:

	September 30,
	2006	2005
Revenues:
Hammonds Technical Services	$2,343,592	$1,147,698
Hammonds Fuel Additives	916,141	557,224
Hammonds Water Treatment	1,428,959	-
Corporate	-	-
	$4,688,692	$1,704,922

Income (loss) from operations:
Hammonds Technical Services	$(1,250,844)	$(745,149)
Hammonds Fuel Additives	(47,311)	15,780
Hammonds Water Treatment	76,780	-
Corporate	(84,235)	(32,414)
	$(1,305,610)	$(761,783)
Identifiable assets:
Hammonds Technical Services	$5,044,077	$5,140,000
Hammonds Fuel Additives	422,287	345,158
Hammonds Water Treatment	733,352	-
Corporate	6,232,130	100,711
	$12,431,846	$5,585,869

The Company's areas of operations are in the United States.

(12) Related party transactions

The Company incurred management fees from AMIN of $30,000 and $90,000 for the three-month and nine-month periods ending September 30, 2006, respectively. Additionally, the Company paid interest on notes payable to AMIN of $209,458 during the three-month period ending September 30, 2006.

Financial Statements Back to Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM Back to Table of Contents

To the Stockholders
International American Technologies, Inc. and Subsidiary
Houston, Texas

We have audited the accompanying consolidated balance sheet of International American Technologies, Inc. and Subsidiary as of December 31, 2005 and the related consolidated statements of operations, changes in stockholders’ deficit, and cash flows for the year ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects the financial position of International American Technologies, Inc. and Subsidiary as of December 31, 2005, and the consolidated results of their operations and their cash flows for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

/s/ Thomas Leger & Co., L.L.P.
Thomas Leger & Co., L.L.P.

April 17, 2006
Houston, Texas

R. E. Bassie & Co.
Certified Public Accountants

6671 Southwest Freeway, Suite 550
Houston, Texas 77074
Tel: (713) 272-8500 Fax: (713) 272-8515
E-Mail: Rebassie@aol.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM Back to Table of Contents

The Board of Directors and Stockholders
International American Technologies, Inc.:

We have audited the balance sheet of International American Technologies, Inc. (formerly Unlimited Coating Corporation) as of December 31, 2004, and the related statements of operations, stockholders' equity and cash flows for the year ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of International American Technologies, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/ R. E. Bassie & Co.
Houston, Texas

March 15, 2005

INTERNATIONAL AMERICAN TECHNOLOGIES, INC.
Consolidated Balance Sheets Back to Table of Contents
December 31, 2005 and 2004

	2005	2004

Assets
Current assets:
Cash	$61,875	$99
Certificate of deposits	-	300,000
Accounts receivable, net of
allowance of doubtful accounts of $123,925 at December 31, 2005	829,294	-
Current portion of notes receivable	27,435	25,585
Inventories	1,004,657	88,712
Prepaid expenses	13,889	-
Total current assets	1,937,150	414,396

Long-term notes receivable	390,310	417,746
Property and equipment, net	829,049	-
Intangible assets, net	2,536,263
Other assets	56,995	-
Total assets	$5,749,767	$832,142
Liabilities and Stockholders' Equity (Deficit)

Current liabilities:
Accounts payable and accrued expenses	$1,442,849	$15
Short-term note payable	173,300	-
Current installments of long-term debt	2,131,605	-
Total current liabilities	3,747,754	15

Due to American International Industries, Inc.	1,843,588	-
Deferred tax liability	503,200	-
Total liabilities	6,094,542	15

Stockholders' equity (deficit):
Preferred stock, $0.0001par value.
Authorized 5,000,000 shares: none issued	-	-
Common stock, $0.0001 par value. Authorized 195,000,000 shares:
20,135,000 shares issued and outstanding at December 31, 2005 and
20,000,000 shares issued and outstanding at December 31, 2004	2,014	2,000
Additional paid-in capital	969,378	951,642
Accumulated deficit	(1,316,167)	(121,515)
Total stockholders' equity (deficit)	(344,775)	832,127
Total liabilities and stockholders' equity (deficit)	$5,749,767	$832,142

See accompanying notes to consolidated financial statements.

INTERNATIONAL AMERICAN TECHNOLOGIES, INC.
Consolidated Statements of Operations Back to Table of Contents
Years ended December 31, 2005 and 2004

	2005	2004

Revenues	$3,395,151	$-
Costs and expenses:
Cost of sales	2,396,950	-
Selling, general and administrative	2,104,473	30,968
Total operating expenses	4,501,423	30,968

Operating loss	(1,106,272)	(30,968)

Other income (expenses):
Interest income	18,237	23,975
Interest expense	(106,617)	-
Total other income (expenses)	(88,380)	23,975

Net loss before income tax	(1,194,652)	(6,993)
Provision for income tax	-	-
Net loss applicable to common shareholders	$(1,194,652)	$(6,993)

Net loss per common share - basic and diluted	$(0.06)	$(0.00)

Weighted average common shares - basic and diluted	20,111,000	20,000,000

See accompanying notes to consolidated financial statements

INTERNATIONAL AMERICAN TECHNOLOGIES, INC.
Consolidated Statements of Stockholders' Equity (Deficit) Back to Table of Contents
For the years ended December 31, 2005 and 2004

			Additional		Total
	Common Stock		paid-in	Accumulated	stockholders'
	shares	amount	capital	deficit	equity

Balance, December 31, 2003	20,000,000	$2,000	$951,642	$(114,522)	$839,120
Net loss	-	-	-	(6,993)	(6,993)
Balance, December 31, 2004	20,000,000	2,000	951,642	(121,515)	832,127
Issuance of common stock for services	135,000	14	17,736	-	17,750
Net loss	-	-	-	(1,194,652)	(1,194,652)
Balance, December 31, 2005	20,135,000	$2,014	$969,378	$(1,316,167)	$(344,775)

See accompanying notes to consolidated financial statements

INTERNATIONAL AMERICAN TECHNOLOGIES, INC.
Consolidated Statements of Cash Flows Back to Table of Contents
Years ended December 31, 2005 and 2004

	2005	2004

Cash flows from operating activities:
Net loss	$(1,194,652)	$(6,993)
Adjustments to reconcile net loss
to net cash used in operating activities:
Depreciation and amortization	304,946	-
Issuance of common stock for services	17,750	-
(Increase) decrease of operating assets, net of acquisitions:
Accounts receivable	(319,928)	-
Inventories	(195,819)	-
Other	(22,538)	-
Increase (decrease) in operating liabilities:
Accounts payable and accrued expenses	(9,751)	15
Net cash used in operating activities	(1,419,992)	(6,978)

Cash flows from investing activities:
Purchase of property and equipment	(119,006)	-
Redemption (purchase) of certificate of deposit	300,000	(300,000)
Proceeds from payments on long-term notes receivable	25,586	21,935
Amount due from (to) affiliates	(342,700)	281,600
Purchase of stock in majority-owned subsidiary	(998,300)	-
Cash acquired in acquisition of majority-owned subsidiary	56,506	-
Net cash provided by (used in) investing activities	(1,077,914)	3,535

Cash flows from financing activities:
Proceeds from long-term borrowing	2,131,605	-
Proceeds from borrowings from related parties	998,300	-
Repayment of short-term borrowing	(570,223)	-
Net cash provided by financing activities	2,559,682	-

Net increase (decrease) in cash	61,776	(3,443)
Cash at beginning of year	99	3,542
Cash at end of year	$61,875	$99

Supplemental schedule of cash flow information:
Interest paid	$106,617	$-
Taxes paid	$-	$-

Non-cash investing and financing transactions:
Issuance of note payable and assumption of liabilities
for acquisition of subsidiary	$1,457,400	$-

Non-cash portion of assets and liabilities received in the acquisition of a majority-owned subsidiary (see Note 2):
Current assets	$1,379,433
Property and equipment	826,765
Patents, trademarks and contract	2,724,487
Other non-current assets	70,085
Current liabilities	(2,098,376)
Deferred tax liability-	(503,200)
See accompanying notes to consolidated financial statements

INTERNATIONAL AMERICAN TECHNOLOGIES, INC.
Notes to Consolidated Financial Statements
Back to Table of Contents
December 31, 2005 and 2004

(1) Summary of Significant Accounting Policies

Organization, Ownership and Business

International American Technologies, Inc., f/k/a Unlimited Coatings Corporation, (the "Company"), was a public shell company with no operations in 2004. In 2005, the Company acquired, through its Parent company, 51% of the capital stock of Hammonds Technical Services, Inc. The Company is 81.0% owned subsidiary of American International Industries, Inc.

Principles of Consolidation

The 2005 consolidated financial statements include the accounts of the Company and its majority-owned subsidiary: Hammond Technical Services, Inc. All significant intercompany transactions and balances have been eliminated in consolidation.

Presentation of certain amounts for the year ended December 31, 2004 have been reclassified to conform to the presentations for the current year.

Cash and Cash-Equivalents

The Company considers cash and cash-equivalents to include cash on hand and demand deposits with banks with an original maturity of three months or less.

Accounts Receivable

Accounts receivable consist primarily of trade receivables, net of a valuation allowance for doubtful accounts.

Allowance for Doubtful Accounts

The Company extends credit to customers and other parties in the normal course of business. The Company regularly reviews outstanding receivables and provides for estimated losses through an allowance for doubtful accounts. In evaluating the level of established reserves, the Company makes judgments regarding its customers' ability to make required payments, economic events and other factors. As the financial condition of these parties change, circumstances develop or additional information becomes available, adjustments to the allowance for doubtful accounts may be required. In the event the Company was to determine that a customer may not be able to make required payments, the Company would increase the allowance through a charge to income in the period in which that determination is made.

Inventories

Inventories are valued at the lower-of-cost or market on a first-in, first-out basis. The Company assesses the realizability of its inventories based upon specific usage and future utility. A charge to results of operations is taken when factors that would result in a need for a reduction in the valuation, such as excess or obsolete inventory, are noted.

Property, Plant, Equipment, Depreciation, Amortization and Long Lived Assets

Long-lived assets include:

Property, Plant and equipment – These assets are recorded at original cost and increased by the cost of any significant improvements after purchase. We depreciate the cost evenly over the assets’ estimated useful lives. Upon retirement or sale, the cost of the assets disposed of and the related accumulated depreciation are removed from the accounts, with any resultant gain or loss being recognized as a component of other income or expense.

Identifiable intangible assets – These assets are recorded at original cost, intangible assets with finite lives are amortized evenly over their estimated useful lives.

At least annually, we review all long-lived assets for impairment. When necessary, we record changes for impairments of long-lived assets for the amount by which the present value of future cash flows, or some other fair value measure, is less than the carrying value of these assets.

During April, 2005 the Company acquired Hammonds Technical Services, Inc. for a purchase price of approximately $2,455,700 (See Note 2). The operations of Hammonds Technical Services are included in the consolidated statements of operations from date of acquisition.

Revenue Recognition

Revenue is recognized when the earning process is completed, the risks and rewards of ownership have transferred to the customer, which is generally the same day as delivery or shipment of the product, the price to the buyer is fixed or determinable, and collection is reasonably assured. The Company has no significant sales returns or allowances.

Income Taxes

The Company is a taxable entity and recognizes deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be in effect when the temporary differences reverse. The effect on the deferred tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the enactment date of the rate change. A valuation allowance is used to reduce deferred tax assets to the amount that is more likely than not to be realized.

Earnings (Loss) Per Share

The basic net earnings (loss) per common share is computed by dividing the net earnings (loss) by the weighted average number of shares outstanding during a period. Diluted net earnings (loss) per common share is computed by dividing the net earnings (loss), adjusted on an as if converted basis, by the weighted average number of common shares outstanding plus potential dilutive securities.

Management's Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses. Actual results could differ from these estimates.

Fair Value of Financial Instruments

The Company estimates the fair value of its financial instruments using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the Company estimates of fair value are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumption and/or estimation methodologies may have a material effect on the estimated fair value amounts. The interest rates payable by the Company on its notes payable approximate market rates. The Company believes that the fair value of its financial instruments comprising accounts receivable, notes receivable, accounts payable, and notes payable approximate their carrying amounts.

New Standards Implemented

In May 2005, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 154, Accounting Changes and Error Corrections. SFAS No. 154 replaces Accounting Principles Board Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Internal Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 requires retrospective application of changes in accounting principle to prior periods’ financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We will adopt SFAS No. 154 on January 1, 2006. Any impact on the Company’s consolidated results of operations and earnings per share will be dependent on the amount of any accounting changes or corrections of errors whenever recognized.

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 153. This statement addresses the measurement of exchanges of nonmonetary assets. The guidance in APB Opinion No. 29, "Accounting for Nonmonetary Transactions," is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged.

The guidance in that opinion; however, included certain exceptions to that principle. This statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for financial statements for fiscal years beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges incurred during fiscal years beginning after the date of this statement is issued. Management believes the adoption of this statement will have no impact on the financial statements of the Company.

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 152, which amends FASB statement No. 66, "Accounting for Sales of Real Estate," to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position (SOP) 04-2, "Accounting for Real Estate Time-Sharing Transactions." This statement also amends FASB Statement No. 67, "Accounting for Costs and Initial Rental Operations of Real Estate Projects," to state that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. The accounting for those operations and costs is subject to the guidance in SOP 04-2. This statement is effective for financial statements for fiscal years beginning after June 15, 2005. Management believes the adoption of this statement will have no impact on the financial statements of the Company.

In November 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 151, "Inventory Costs— an amendment of ARB No. 43, Chapter 4." This statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB 43, Chapter 4, previously stated that "under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges." This statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Management does not believe the adoption of this statement will have any immediate material impact on the Company.

(2) Acquisition of Hammonds Technical Services, Inc.

Effective April 28, 2005, the Company entered into a Stock Purchase Agreement ("the Agreement") to acquire a 51% interest in the capital stock of Hammonds Technical Services, Inc., a privately owned Texas corporation ("Hammonds") in consideration for the Company or its Parent, American International Industries, Inc., providing: (i) $998,300 in cash to Hammonds for working capital; (ii) a secured revolving long-term line of credit in the amount of $2,000,000; and (iii) the Parent issuing 145,000 restricted shares of common stock to the Company in consideration for a $1,450,000 promissory note. These shares were exchanged for two minority equity interests in Hammonds owned by third parties. The total purchase price to acquire the 51% in Hammonds was $2,455,700 representing cash payments of $825,000, 145,000 shares of American International Industries’ restricted common stock valued at $1,450,000 and the assumption of a note payable to one of the former shareholders in the amount of $173,300 and liabilities in excess of assets in the amount of $7,400. No minority interest liability was recognized at the time of the acquisition because liabilities were in excess of assets.

Prior to the acquisition, Hammonds was two separate legal entities, Hammonds Technical Services, Inc. and Hammonds Fuel Additives, Inc. (collectively "Hammonds") manufacturers engineered products and chemicals that serve multiple segments of the fuels distribution, water treatment and utility vehicle industries. Hammonds products are marketed by a worldwide network of distributors, manufacturers representatives and original equipment manufacturers. On February 28, 2005, Hammond Fuels Additives, Inc. was merged into Hammonds Technical Services, Inc.

As required by SFAS No. 141, the Company has recorded the acquisition using the purchase method of accounting with the purchase price allocated to the acquired assets and liabilities based on their respective estimated fair values at the acquisition date. The purchase price of $2,455,700 had been allocated at follows:

	Hammonds Net Book Value	Allocation of Purchase Price	Consolidated
Current assets	$1,435,939	$-	$1,435,939
Property and equipment	418,603	408,162	826,765
Patents, trademarks and contract	173,749	2,550,738	2,724,487
Other non-current assets	70,085	-	70,085
Current liabilities	(2,090,976)	(7,400)	(2,098,376)
Deferred tax liability	-	(503,200)	(503,200)
	$7,400	$$2,448,300	$2,455,700

The following table contains a summary of the intangible assets acquired:

	As of December 31, 2005
	Gross Carrying Amount	Accumulated Amortization	Average Weighted Lives
Patents	$1,806,387	$125,706	12 years
Trademarks	465,199	29,464	10 years
Sole Source Contract	464,039	44,192	7 years
	$2,735,625	$199,362	10 years

Aggregate Amortization Expense
For year ended December 31, 2005	$199,362
Estimated Amortization Expenses
For year ending December 31, 2006	$246,516
For year ending December 31, 2007	$246,516
For year ending December 31, 2008	$246,516
For year ending December 31, 2009	$246,516
For year ending December 31, 2010	$246,516

Revenues and expenses are included in the Company’s statement of operations from May 1, 2005 through December 31, 2005.

The following unaudited pro forma data summarizes the results of operations of the Company for the years ended December 31, 2005 and 2004 as if the acquisition had been completed on January 1, 2004. The pro forma data gives effect to the actual operating results prior to acquisition. The pro forma results do not purport to be indicative of the results that would have actually been achieved if the acquisition had occurred on January 1, 2004 or may be achieved in the future.

	December 31, 2005	December 31, 2004
Revenues	$4,558,174	$4,681,316
Net income (loss)	(1,505,316)	(520,812)
Basic net earnings (loss) per share	(0.07)	(0.03)

(3) Inventory

Inventory at December 31, 2005 consisted of the following:

2005
Finished goods	$134,240
Work in process	25,696
Parts and materials	1,148,305
1,308,241
Less: Obsolescence reserve	(303,584)
$1,004,657

(4) Property and Equipment

A summary of property and equipment and related accumulated depreciation and amortization are as follows:

2005
Machinery and equipment	$839,393
Leasehold improvements	95,240
Total property and equipment	934,633
Less: Accumulated depreciation and amortization	(105,584)
Net property and equipment	$829,049

(5) Intangible Assets

Intangible assets at December 31, 2005 consisted of the following:

2005
Patents	$1,806,387
Trademarks	465,199
Sole Source Contract	464,039
2,735,625
Less accumulated amortization	(199,362)
$2,536,263

(6) Long-term Debt

Long-term debt consisted of the following:

	December 31
	2005	2004
Note payable to a bank, interest due monthly at prime plus 2%, principal payment due December 17, 2006, secured by assets of the Company's subsidiary	$1,993,878	$-

Note payable, unsecured, with interest at 10.75%, interest payments due quarterly, with the principal balance due on December 10, 2006	89,890	-

Other notes with various terms	47,837	-
	2,131,605	-
Less current portion	(2,131,605)	-
	$-	$-

Principal repayment provisions of long-term debt are as follows at December 31, 2005:

2006	$2,131,605
Total	$2,131,605

(7) Concentration of Credit Risk

Financial instruments that potentially subject the Companies to credit risk are primarily accounts receivable – trade and notes receivable. The Company grants credit to customers throughout the United States. Generally, the Companies do not require collateral or other security to support customer receivables. Hammonds Technical Services (HTS) had two customers that represented more than 10% of its total sales. Hammonds Fuel Additives (HTA)had one customer that represented more than 10% of its total sales.

Customer A	HTS	25%
Customer B	HTS	15%
Customer C	HFA	10%

(8) Income Taxes

The following table set forth a reconciliation of the statutory of federal income tax for the year December 31, 2005 and 2004. The loss before taxes was $1,194,652 in 2005 and $6,993 in 2004.

	December 31
	2005	2004
Income tax benefit computed at statutory rate for	$(406,182)	$(2,378)
Permanent differences - non deductible expenses	84,600	-
Increase in valuation allowance	321,582	2,378
Tax benefit	$-	$-

The Company will not file a consolidated income tax return.

Deferred Income Taxes

The tax effects of the temporary differences between financial statement income and taxable income are recognized as deferred tax asset and liability as of December 31,2005 is set below.

		December 31
		2005		2004
Deferred tax assets:	$		$
Net operating loss - current period		362,882		41,300
Total deferred tax asset		362,882		41,300
Valuation allowance		(362,882)		(41,300)
Net deferred asset		$-		$-

		December 31
		2005		2004
Deferred tax liability:	$		$
Fixed asset temporary difference		138,775		-
Intangible asset temporary difference		364,425		-
Net deferred tax liability		$503,200		$-

The Company's Parent has various net operating loss carryforwards in excess of $13,000,000 which expire in 2026. The loss is limited under Internal Revenue Code Section 382.

(9) Segment Information

The Company has two reportable segments and corporate overhead: Hammonds was two separate reportable segments, Hammonds Technical Services, Inc. and Hammonds Fuel Additives, Inc. (collectively "Hammonds"). Hammonds manufacturers engineered products and chemicals that serve multiple segments of the fuels distribution, water treatment and utility vehicle industries. Hammonds products are marketed by a worldwide network of distributors, manufacturers representatives and original equipment manufacturers. The corporate overhead includes the Company's investment holdings including financing current operations and expansion of its current holdings as well as evaluating the feasibility of entering into additional businesses.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performances based on profit or loss from operations before income taxes, not including nonrecurring gains and losses and foreign exchange gains and losses.

The Company's reportable segments are strategic business units that offer different technology and marketing strategies.

The Company's areas of operations are principally in the United States. No single foreign country or geographic area is significant to the consolidated financial statements.

Consolidated revenues, operating income/(losses), and identifiable assets were as follows:

	December 31
	2005	2004
Revenues:
Hammonds Technical Services	$2,583,887	$-
Hammonds Fuel Additives	811,264	-
Corporate	-	-
	$3,395,151	$-

Cost of Sales:
Hammonds Technical Services	$1,878,500	$-
Hammonds Fuel Additives	518,450	-
	$2,396,950	$-
Loss from operations:
Hammonds Technical Services	$(1,076,259)	$-
Hammonds Fuel Additives	(10,888)	-
Corporate	(19,125)	(30,968)
	$(1,106,272)	$(30,968)
Identifiable assets:
Hammonds Technical Services	$2,193,207	$-
Hammonds Fuel Additives	3,138,302	-
Corporate	418,258	832,142
	$5,749,767	$832,142

(10) Commitments

The Company leases office space under a noncancelable operating lease which expires in October 2015. Future minimum lease payments under the operating lease are as follows:

Year December 31,	Amount
2006	$301,600
2007	307,200
2008	307,200
2009	307,200
2010	307,200
Thereafter	1,484,800
$3,015,200

Lease expenses for the years ended December 2005 and 2004, were $132,701 and $0, respectively. The Company is obligated to pay a management fee to its Parent in the amount of $10,000 monthly.

(11) Related Party Transactions and Economic Dependence

The Company has been and continues to be dependent upon the funding from its Parent, American International Industries, Inc. At December 31, 2005, the Company owed the Parent $1,843,588.

(12) Restatement of Previously Issued Quarterly Data (Unaudited)

The data for the quarterly periods ended June 30, 2005 and September 30, 2005 is being restated to properly account for the allocation of the purchase price for the acquisition of Hammonds. Originally, the acquisition of Hammonds incorrectly included a 100% write-up of the assets to include the 51% interest and the 49% minority interests. In addition, the restatement corrects for the overstatement of income which primarily resulted from the forgiveness of debt in the amount of $466,350, which should have been taken into consideration at the time of the acquisition.

	Quarter ended June 30, 2005
	As previously reported	Restatement adjustments		As restated
Revenues	$576,035	$-		$576,035
Cost of sales	389,139	-		389,139
Selling, general and administrative expenses	391,955	52,056		444,011
Total costs & expenses	781,094	52,056		833,150
Operating loss	(205,059)	(52,056)		(257,115)
Interest income	5,469	6,164		11,633
Other income	466,350	(466,350)		-
Total other income (expense)	471,819	(460,186)		11,633
Net earnings (loss) before minority interest	266,760	(512,242)		(245,482)
Minority interest	(136,178)	136,178		-
Net earnings (loss) applicable to common shareholders	130,582	(376,064)		(245,482)

Weighted average common shares	20,125,000	-		20,125,000
Net earnings (loss) per share applicable to shareholders -
basic and diluted	$0.01	$-		$(0.01)

Patents and trademarks, net of amortization	$138,415	2,509,652		2,648,067
Goodwill	4,134,049	(4,134,049)		-

Current liabilities	2,961,807	(863,429)		2,098,378
Deferred tax liability	-	503,200		503,200
Minority interest	2,200,231	(2,200,231)		-
Accumulated deficit	$4,291	$(376,064)		$(371,773)
Total stockholders equity	$967,933	$(376,064)		$591,869

	Quarter ended September 30, 2005
	As previously reported	Restatement adjustments		As restated
Revenues	$1,704,922	$-		$1,704,922
Cost of sales	1,305,043	-		1,305,043
Selling, general and administrative expenses	1,058,947	102,715		1,161,662
Total costs and expenses	2,363,990	102,715		2,466,705
Operating loss	(659,068)	(102,715)		(761,783)
Interest income	14,325	-		14,325
Other income (expense)	519,099	(519,099)		-
Total other income (expense)	533,424	(519,099)		14,325
Net loss before minority interest	(125,644)	(621,814)		(747,458)
Net loss applicable to shareholders	(125,644)	(621,814)		(747,458)

Weighted average common shares	20,102,650	22,350		20,125,000
Net loss per share applicable to shareholders - basic and diluted	$(0.01)	$-	$

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS Back to Table of Contents

During the last two years, to the knowledge of the Company, there was no person who had or has a direct or indirect material interest in any transaction or proposed transaction to which the Company was or is a party. Transactions in this context relate to any transaction which exceeds $60,000.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT Back to Table of Contents

The following table sets forth information regarding the beneficial ownership of our Common Stock as of the date of this prospectus. The information in this table provides the ownership information for: each person known by us to be the beneficial owner of more than 5% of our Common Stock; each of our directors; each of our executive officers; and our executive officers and directors as a group.

Beneficial ownership has been determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to the shares. Unless otherwise indicated, the persons named in the table below have sole voting and investment power with respect to the number of shares indicated as beneficially owned by them.

Name of Beneficial Owner	Common Stock Beneficially Owned (1)		Percentage of Common Stock Owned (1)(2)
American International Industries, Inc.	16,311,280		45.13%
601 Cien Street, Suite 235
Kemah, TX 77565

Gary D. Woerz, CEO, CFO and Director	103,000		0.00%
601 Cien Street, Suite 235
Kemah, TX 77565

Carl L. Hammonds, CEO of Hammonds	16,000,000		44.27%
601 Cien Street, Suite 235
Kemah, TX 77565

Vision Opportunity Master Fund, Ltd.	41,666,665	(2)	53.55(2)
317 Madison Avenue, Suite 1220
New York, NY 10017

Daniel Dror, Chairman of the Board	0	(3)	0.00%
601 Cien Street, 235
Kemah, TX 77565

Directors and Executive Officers as a group (2 persons)	103,000		0.00%

(1) Applicable percentage ownership is based on 36,135,000 shares of Common Stock outstanding as of September 30, 2006. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock that are currently issuable upon conversion or exercisable within 60 days of November 20, 2006 are deemed to be beneficially owned by the person holding such convertible securities or warrants for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.
(2) The 41,666,665 shares of Common Stock are issuable to Vision Opportunity Master Fund, Ltd. as follows: 8,333,333 shares upon conversion of the Series A Preferred Stock; 8,333,333 shares upon conversion of the Series B Preferred Stock; 8,333,333 shares upon exercise of the Series A Warrants; 8,333,333 shares upon exercise of the Series B Warrants; and 8,333,333 shares upon exercise of the Series C Warrants.
(3) Mr. Dror is CEO, President and Chairman of the Registrnt's Parent American International Industries, Inc.

DESCRIPTION OF SECURITIES Back to Table of Contents

Our authorized capital consists of 195,000,000 shares of Common Stock, $0.0001 par value per share, and 5,000,000 shares of Preferred Stock, $0.0001 par value per share. As of September 30, 2006, there were outstanding 36,135,000 shares of our Common Stock outstanding and 1,666,666 shares of our Preferred Stock outstanding evidenced by 833,333 shares of Series A Preferred Stock and 833,333 shares of Series B Preferred Stock. Reference is made to Exhibits 4(iii)(1) and 4(iii)(2) filed as part of this registration statement with respect to the complete terms of the relative rights and preferences applicable to the Series A and Series B Preferred Stock.

Common Stock. The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by shareholders. The holders of Common Stock are entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors, in its discretion, from funds legally available therefore. Upon liquidation or dissolution, the holders of our Common Stock are entitled to receive, pro rata, assets remaining available for distribution to shareholders. The Common Stock has no cumulative voting, preemptive or subscription rights and is not subject to any future calls. There are no conversion rights or redemption or sinking fund provisions applicable to the shares of Common Stock. All the outstanding shares of Common Stock are fully paid and nonassessable. There are no provisions in our Articles of Incorporation or Bylaws that would delay, defer or prevent a change in control.

Preferred Stock. Our Board of Directors are authorized, without further action by the shareholders, to issue, from time to time, up to 5,000,000 shares of Preferred Stock in one or more classes or series. Similarly, our Board of Directors will be authorized to fix or alter the designations, powers, preferences, and the number of shares which constitute each such class or series of preferred stock. Such designations, powers or preferences may include, without limitation, dividend rights (and whether dividends are cumulative), conversion rights, if any, voting rights (including the number of votes, if any, per share), redemption rights (including sinking fund provisions, if any), and liquidation preferences of any unissued shares or wholly unissued series of preferred stock. As of the date of this filing, we have designated 833,333 shares of our authorized Preferred Stock as Series A Preferred Stock and 833,333 shares of our authorized Preferred Stock as Series B Preferred Stock.

Series A Convertible Preferred Stock. The principal terms of the Series A Preferred Stock are as follows:
Voting: Except with respect to specified transactions that may affect the rights, preferences, privileges or voting power of the Series A Preferred Stock and except as otherwise required by Nevada law, the Series A Preferred Stock has no voting rights. We shall not affect certain specified transactions, which include authorizing or increasing the authorized or issued amount of any stock ranking pari passu or senior to the Series A Preferred Stock with respect to the distribution of assets on liquidation or the dissolution or winding up, without the affirmative vote or consent of the holders, voting as a class, of at least 75% of the shares of the Series A Preferred Stock outstanding at the time.
Dividends: The holders of Series A Preferred Stock are entitled to receive out of legally available assets dividends at the rate of 8% per annum, payable semi-annually on June 30 and December 31. Dividends on the Series A Preferred Stock are cumulative and are prior and in preference to payment of any dividend or distribution on any junior stock. So long as any shares of Series A Preferred Stock are outstanding, we will not declare, pay or set apart for payment any dividend or make any distribution on any junior stock (other than dividends or distributions payable in additional shares of junior stock), unless at the time of such dividend or distribution we shall have paid all accrued and unpaid dividends on Series A Preferred Stock.
Conversion: The holder of Series A Preferred Stock may, at their option, elect to convert all or any portion of the shares of the Series A Preferred Stock into a number of shares of Common Stock equal to the quotient of (i) the liquidation preference amount ($1.80) of the shares of Series A Preferred Stock being converted plus any accrued but unpaid dividends divided by (ii) the conversion price, which initially is $0.18 per share, subject to certain adjustments. If, within 3 business days of our receipt of a conversion notice, our transfer agent shall fail to issue to the holder the proper number of shares of Common Stock subject to the conversion notice, or fail to issue a new preferred stock certificate representing the number of shares of Series A Preferred Stock to which such holder is entitled, we shall be required to pay additional damages on each business day after such 3rd business day that such conversion is not timely effected equal to 0.5% of the product of: (i) the number of shares of Common Stock not timely issued and, in the event we failed to timely deliver a preferred stock certificate, the number of shares of Common Stock issuable upon conversion of the shares of Series A Preferred Stock represented by such certificate; and (ii) the closing bid price of our Common Stock on the last possible date which we could have timely issued such Common Stock and/or such preferred stock certificate. If we fail to pay those additional damages within 5 business days of the date incurred, then such payment shall bear interest at the rate of 2.0% per month (pro rated for partial months) until such payments are made. The conversion price of the Series A Preferred Stock may be adjusted in the event of (i) Common Stock split or reclassification; (ii) capital reorganization; (iii) distribution of dividends; or (iv) the issuance or sale of additional shares of Common Stock or equivalents.
Liquidation. In the event of the liquidation, dissolution or winding up of our affairs, the holders of outstanding shares of Series A Preferred Stock  shall be entitled to receive, out of our assets available for distribution to shareholders, an amount equal to $1.80 per share or the liquidation preference amount of the Series A Preferred Stock plus any accrued and unpaid dividends before any payment shall be made or any assets distributed to the holders of the Common Stock or any other junior stock. If our assets are not sufficient to pay in full the liquidation preference amount plus any accrued and unpaid dividends payable to the holders of outstanding shares of the Series A Preferred Stock and any series of preferred stock or any other class of stock ranking pari passu, as to rights on liquidation, dissolution or winding up, with the Series A Preferred Stock, then all of said assets will be distributed among the holders of the Series A Preferred Stock and the other classes of stock ranking pari passu with the Series A Preferred Stock, if any, ratably in accordance with the respective amounts that would be payable on such shares if all amounts payable thereon were paid in full. All distribution payments, shall be in cash, property valued at its fair market value as determined by an independent appraiser or a combination thereof.

Series B Convertible Preferred Stock. The principal terms of the Series B Preferred Stock are identical to those of the Series A Preferred Stock except that the dividends on the Series B Preferred Stock shall be at the rate of 4% per annum.

Series A, B and C Warrants. Reference is made to Exhibits 4(iv)1-3 with respect to the complete terms of the Series A, B and C Warrants. Each Series A and B Warrant allows holders to purchase one share of Common Stock for $0.18, subject to adjustment. Series A Warrants expire five (5) years from the August 8 and August 23, 2006 dates of issuance and the Series B Warrants expire two years from the August 2006 dates of issuance. Each Series C Warrant allows its holder to purchase one share of Common Stock for $0.50, subject to adjustment. The Series C Warrants expire five (5) years from the September 30, 2006 date of issuance. In the event that our registration statement is not effective, as required by the registration rights agreement between the Company and VOMF, holders would also be permitted to exercise the warrants through a cashless exercise. using the formula considering the number of shares of Common Stock to be issued to the holder, the number of shares of Common Stock purchasable upon exercise of the Warrant, the exercise price of the Warrant and the closing bid price of our Common Stock. The exercise price of the Warrants and the number of shares of Common Stock purchasable upon exercise of the Warrants are subject to adjustment upon the occurrence of certain events including recapitalization of our Common Stock, dividends payable in our Common Stock, and the issuance of rights to purchase additional shares of our Common Stock or other securities convertible into additional shares of Ccommon Stock. The Warrants provide that the Company shall not effect the exercise of any Series A, B or C Warrants, and Warrantholder shall have the right to exercise Warrants, if, after giving effect to such exercise, such Warrantholder would beneficially own more thqn 9.99% of the then outstanding shares of our Common Stock. Notwithstanding the foregoing, the Warrantholder may, by a sixty-0ne day notice, request that we waive this 9.9% limitation with regard to any or all shares of Common Stock issuable upon conversion of the Series A and/or Series B Preferred Stock, in which event the 9.9% restriction shall be waived with respect to those shares of Common Stock subject to the waiver notice. There were 24,999,999 Warrants outstanding. at the date of filing of this registration statement.

Registration Rights. In connection with the issuance of the Series A and Series B Preferred Stock and the Series A, B and C Warrants issued in the August and September 2006 Private Financing Transactions, we agreed to file this registration statement with the Securities and Exchange Commission to register for resale the shares of Common Stock issuable upon the conversion of the Series A  and Series B Preferred Stock and the exercise of the Series A, B and C Warrants.

INDEMNIFICATION FOR SECURITIES ACT LIABILITIES Back to Table of Contents

Section 78.7502 of the Nevada General Corporation Law allows the Company to indemnify any person who was or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding by reason of the fact that he or she is or was a director, officer, employee, or agent of the Company or is or was serving at the request of the Company as a director, officer, employee, or agent of any corporation, partnership, joint venture, trust or other enterprise. The Company may advance expenses in connection with defending any such proceeding, provided the indemnitee undertakes to pay any amounts if it is later determined that the person was not entitled to be indemnified by the Company.

Our Bylaws require that we indemnify any person:

(1) Who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by, or in our right) by reason of the fact that he is or was our director, officer, employee, or agent or is or was serving at our request as a director, office, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against such costs and expenses, and to the extent and in the manner provided under Nevada law.

(2) Who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action or suit by or in our right to procure a judgment in our favor by reason of the fact that he is or was our director, officer, employee, or agent or is or was serving at our request as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against such costs and expenses, and to the extent and in the manner provided under Nevada law.

Our Bylaws provide that the extent, amount and eligibility for the indemnification provided therein will be made by our Board of Directors. Such determinations will be made by a majority vote of a quorum consisting of directors who were not parties to such action, suit, or proceeding or by our shareholders by a majority vote of a quorum consisting of shareholders who were not parties to such action, suit, or proceeding. We are also authorized by our Bylaws to make further indemnification as provided under Nevada law except to indemnify any person against gross negligence or willful misconduct.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

LEGAL MATTERS Back to Table of Contents

The validity of the shares of common stock being offered hereby will be passed upon for us by Thomas J. Craft, Jr., P.A.

EXPERTS BBack to Table of Contents

Our financial statements as of December 31, 2005 and 2004, and the related statements of operations, stockholders' equity and cash flows for the year ended December 31, 2005, appearing in this prospectus and registration statement have been audited by Thomas Leger & Co., L.L.P., independent registered public accountant, and for the year ended December 31, 2004, appearing in this prospectus and registration statement have been audited by R. E. Bassie & Co., independent registered public accountant, as set forth on their respective reports thereon appearing elsewhere in this prospectus, and are included in reliance upon such report given upon the authority of such firms as experts in accounting and auditing.

ADDITIONAL INFORMATION Back to Table of Contents

We have filed a registration statement on Form SB-2 under the Securities Act of 1933, as amended, relating to the shares of Common Stock being offered by this prospectus, and reference is made to such registration statement. This prospectus constitutes the prospectus of International American Technologies, Inc., filed as part of the registration statement, and it does not contain all information in the registration statement, as certain portions have been omitted in accordance with the rules and regulations of the Securities and Exchange Commission.

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, which requires us to file reports, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy statements and other information may be inspected by public reference facilities of the SEC at Judiciary Plaza, 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. Because we file documents electronically with the SEC, you may obtain this information by visiting the SEC's Internet website at sec.gov.

44,999,999 Shares

of

Common Stock

of

International American Technologies, Inc.

PROSPECTUS

The date of this prospectus is _____________, 2006

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Indemnification of Directors and Officers

Our Bylaws require that we indemnify any person:

(1) Who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by, or in our right) by reason of the fact that he is or was our director, officer, employee, or agent or is or was serving at our request as a director, office, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against such costs and expenses, and to the extent and in the manner provided under Nevada law.

(2) Who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action or suit by or in our right to procure a judgment in our favor by reason of the fact that he is or was our director, officer, employee, or agent or is or was serving at our request as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against such costs and expenses, and to the extent and in the manner provided under Nevada law.

Our Bylaws provide that the extent, amount and eligibility for the indemnification provided therein will be made by our Board of Directors. Such determinations will be made by a majority vote of a quorum consisting of directors who were not parties to such action, suit, or proceeding or by our shareholders by a majority vote of a quorum consisting of shareholders who were not parties to such action, suit, or proceeding.

We are also authorized by our Bylaws to make further indemnification as provided under Nevada law except to indemnify any person against gross negligence or willful misconduct.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

Item 25. Other Expenses of Issuance and Distribution

The following table sets forth an itemization of all estimated expenses, all of which we will pay, in connection with the issuance and distribution of the securities being registered:

Nature of Expense	Amount
SEC Registration fee	$1,656
Accounting fees and expenses	$15,000
Legal fees and expenses	$35,000
Miscellaneous expenses	$1,500
$53,156
* Estimated

Item 26. Recent Sales of Unregistered Securities

The following information is given with regard to unregistered securities sold by us during the past three years, including the dates and amounts of securities sold, the persons to whom we sold the securities, the consideration received in connection with such sales and, if the securities were issued or sold other than for cash, the description of the transaction and the type and amount of consideration received.

Date	Title	Amount of Securities	Persons	Cash or Non-Cash Consideration
2/22/05	Common Stock	100,000	Gary D. Woerz	Non-cash compensation for services valued at $3,000
2/22/05	Common Stock	25,000	Rebekah Laird-Ruthstrom	Non-cash compensation for services valued at $750
8/25/05	Common Stock	10,000	M. A. Levy & Associates	Non-cash compensation for services valued at $3,500
8/08/06	Common Stock	16,000,000	Carl L. Hammonds	Conversion of minority interest into common stock
8/08/06	Series A Preferred Stock	277,778	Vision Opportunity Master Fund, Ltd.	Private Sale at $1.80 per share
8/23/06	Series A Preferred Stock	555,555	Vision Opportunity Master Fund, Ltd.	Private Sale at $1.80 per share
9/30/06	Series B Preferred Stock	833,333	Vision Opportunity Master Fund, Ltd.	Private Sale at $1.80 per share

For each of the issuances and sales of Preferred Stock to Vision Opportunity Master Fund, Ltd., an institutional investor, we relied upon Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 of Regulation D. With respect to the issuance of shares of Common Stock to Carl L. Hammonds upon conversion of the 49% minority interest in Hammonds, and the issuances of shares for services in February and August 2005, we relied upon Section 4(2), as the basis for the exemption from registration requirements. All recipients of restricted shares either received adequate information about the Company or had access, through employment and/or business relationships with the Company to such information.

Item 27. Exhibits.

The following exhibits are included as part of this Form SB-2. References to the "Registrant" in this Exhibit List mean International American Technologies, Inc., a Nevada corporation.

Exhibit No.	Description
3(i)	Articles of Incorporation, as amended, filed as an exhibit to the Registrant's Form 10-SB/12g filed on August 24, 2004.
3(i)1	Certificate of Amendment to the Articles of Incorporation, filed as an exhibit to the Registrant's Form 8-K filed on March 10, 2005.
3(ii)	Bylaws, filed as an exhibit to the Registrant's Form 10-SB/12g filed on August 24, 2004.
4(i)1	Series A Convertible Preferred Stock Purchase Agreement, filed herewith.
4(i)2	Series B Convertible Preferred Stock Puchase Agreement, filed herewith.
4(ii)1	Registration Rights Agreement applicable to the Series A Preferred Stock, filed herewith.
4(ii)2	Registration Rights Agreement applicable to the Series B Preferred Stock, filed herewith.
4(iii)1	Certificate of Designation of the Series A Convertible Preferred Stock, filed herewith.
4(iii)2	Certificate of Designation of the Series B Convertible Preferred Stock, filed herewith.
4(iv)1	Series A Warrant, filed herewith.
4(iv)2	Series B Warrant, filed herewith.
4(iv)3	Series C Warrant, filed herewith.
5	Opinion and Consent of Thomas J. Craft, Jr., P.A., filed herewith.
10(i)	Employment Agreement between the Registrant and Carl L. Hammonds, filed herewith.
10(ii)2	Stock Purchase Agreement between Registrant and Hammonds Technical Services, Inc., filed as an exhibit to the Registrant's Form 8-K on March 10, 2005.
23(i)	Consent of Thomas Leger & Co., L.L.P., filed herewith.
23(ii)	Consent of R. E. Bassie & Co., filed herewith.

Item 28. Undertakings

The undersigned Registrant hereby undertakes to:

(1)  File, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

(i) Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");
(ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement;
(iii) Include any additional or changed material information on the plan of distribution.

(2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3)  File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(4)  For determining liability of the undersigned small business issuer under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned undertakes that in a primary offering of securities of the undersigned small business issuer pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned small business issuer will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)  Any preliminary prospectus or prospectus of the undersigned small business issuer relating to the offering required to be filed pursuant to Rule 424;
(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned small business issuer or used or referred to by the undersigned small business issuer;
(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned small business issuer or its securities provided by or on behalf of the undersigned small business issuer; and
(iv) Any other communication that is an offer in the offering made by the undersigned small business issuer to the purchaser.

(5)  For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on SB-2 and caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on November 22, 2006.

International American Technologies, Inc.

By: /s/ Gary D. Woerz, CEO and CFO

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following person in the capacities and on the date stated:

Signature	Title	Date
/s/ Daniel Dror	Chairman of the Board	November 22, 2006
/s/ Gary D. Woerz	Director	November 22, 2006